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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

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                                     FORM 10

                        --------------------------------


                                 AMENDMENT NO. 1


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                      PURSUANT TO SECTION 12(b) OR 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                             ITERATED SYSTEMS, INC.
               (exact name of registrant specified in its charter)



          Georgia                                           58-1741516
(State or other jurisdiction of                          (I.R.S. Employer
incorporation or organization)                          Identification No.)


         3525 Piedmont Road
         Seven Piedmont Center
         Suite 600                                        30305-1530
         Atlanta, Georgia                                 (zip code)
(Address of principal executive offices)


       Registrant's telephone number, including area code: (404) 264-8000

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          Securities registered pursuant to Section 12(b) of the Act:

                                      None

                         -------------------------------


          Securities registered pursuant to Section 12(g) of the Act:

                               Title of each class
                     Common Stock, par value $.01 per share




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ITEM 1.       BUSINESS.

General

     Iterated develops, licenses and markets digital still image and video science technology based upon its emerging Imaging Systems Architecture (ISA), to original equipment manufacturers (OEM's) seeking innovative, high performance solutions to problems arising from the convergence of the content, communications and computer markets.

     The Company was founded in 1987 by Dr. Michael Barnsley and Dr. Alan Sloan, who at that time were tenured members of the mathematics faculty at the Georgia Institute of Technology. Their early work was based on the discovery that real-world images could be generated by plotting fractal equations. The term fractal was developed by Benoit Mandelbrot to describe a structure (i.e. image) possessing similar looking forms of many different sizes. Using fractal relationships, images can be described as a series of relationships among its various parts rather than by a series of independent dots (pixels). By using mathematical equations incorporating fractal relationships, Drs. Barnsley and Sloan developed processes to reproduce and manipulate digital images using file sizes that are signficicantly smaller and easier to use than when dealing with pixel representations. An early experiment produced the Iterated Systems fern logo from only a few bits of data, using a fractal process known as an Iterated Function System.

     Iterated's initial products provided fractal image compression and included its Fractal Imager. Iterated's fractal compression products, based on Dr. Barnsley's patented Fractal Transform algorithm method (which was assigned to Iterated), store and display fractal-compressed images in Microsoft's Encarta CD-ROM encyclopedia, the Great Artists CD-ROM series, and other CD-ROM and screen saver titles.

     Iterated developed its ClearFusion, ClearVideo, ClearVideo Live and Fractal Viewer applications to meet the demand for high quality, easy to download images and video on the Internet. By working with customers such as RealNetworks, Terran Interactive, The Altimira Group and Microsoft, Iterated's video products work with various standard applications and video formats.

     Iterated's technologies are based upon the Company's research and development expertise in digital image science and fractal-based mathematics that have evolved over more than ten years in the digital image business. Through Iterated's ongoing research, the Company expects to continue to evolve its Imaging Systems Architecture and to develop software products and new technologies for incorporation by OEMs into end user products.

     The Company was organized under the laws of the State of Georgia on May 28,1987. On May 20, 1991, Iterated Systems Limited was incorporated in the United Kingdom as a wholly-owned subsidiary of the Company to function as the Company's European sales office.

Industry Trends

     The Company operates in the high technology marketplace and develops technology to help its customers exploit the evolution of image management workflows from the traditional analog to new digital systems. Image management workflows involve the creation, editing and distribution of images. The Company's target customers are experiencing rapid changes in these workflows. The Company believes there are three concurrent events creating instability and opportunity for information based companies searching for imaging solutions. These are the convergence of the content, communications and computer markets; the advancement of digital media; and the demand for more features, applications and user options.

     Convergence. Alliances between companies like Microsoft and NBC, and MCI and NewsCorp, illustrate the convergence of content, communications and computer markets. Frequent mergers occur among companies in the related industries of telecommunications, cable TV, and Internet services. The Company believes that computing and television giants will compete to deliver television programming to computer screens and to deliver the Internet to television screens. Converging industries will require image and video technologies that can cross over from their traditional formats and delivery systems to their new partners.

     The Digital Age. The Company believes that the final days of analog media are here, heralding the fruition of a digital age. The Company anticipates that digital still image and video cameras, digital scanners, and digital high-definition television (HDTV) will be only a few of the consumer products in high demand in the digital age. The Company also believes that content producers will need entire workflow systems, including production-quality digital scanners, cameras and printing presses; digital editing and broadcasting studios; and digital distribution systems for news, entertainment and games. As a result, in the Company's view, tremendous opportunity exists for new digital image science technologies to replace traditional analog methods.

     Feature Demand. The Company believes consumer and professional users of technology products will demand the new features and flexibility that digital images and video can offer. Already, the desire to transmit photographs over the Internet has caused photo processors to offer digitization and output to diskette. As digital image and video data become more prevalent, the Company expects that the possibilities for using and reusing data will multiply, along with the products needed in the marketplace.

The Company's Strategy for the Digital Age

     The Company's strategy is to continue developing component technologies for OEMs seeking to provide enhanced quality digital images at faster speeds. Taking advantage of its core competencies, the Company sees significant potential in providing digital imaging science components in a range of vertical markets across the converging image industries. During the last year the Company has evolved a business plan to take advantage of the changes in the digital imaging industry.

Imaging Systems Architecture

     Evolving from over ten years of digital image science research, the Company is continuing to develop its ISA from which component products will be constructed. By building its components from one foundation, the Company plans to offer individual solutions for its customers and an entire suite of compatible and complementary products that the Company believes can significantly advance digital imaging.

     The ISA is the technological basis for the Company's development and its objectives are:

     - To provide a common foundation for the development of component technology products.

     - To bring digital quality to entire workflows. The Company expects that acceptable digital solutions must apply to the entire workflow, from creation of original content to viewing by the end-user. Users are expected to demand digital quality and capabilities at all steps in the process, with easy transitions between the steps. For example, content should be easy to digitize and should be editable without format conversion.

     - To unify converging technologies. Within the converging imaging industries, demand is expected to increase for technologies that converge in a like manner. Image and video data formats and the tools which manipulate them should be designed with the expectation that end-users will want to use the same data for multiple purposes and will demand the same features across platforms and applications.

     - To be adaptable to rapid change in unstable markets. New market demands and new technologies are expected to cause the Company's technologies to change. The Company believes that its technical strategy must be flexible and integrated while extending existing standards in the marketplace.

     The ISA offers the following technology features:

     - Resolution-on-demand is a feature of fractal encoding which can be the basis for technical solutions to eliminate or reduce the need to redigitize data at multiple resolutions. Using the Company's patented compression methods, an image can be efficiently stored in terms of its internal similarities and not in terms of a pixel grid. Therefore, one encoded image could be rendered to many sizes and resolutions for screen display, downloading over networks, and printing on a laser printer or a high-quality printing press. In this case, no additional content creation (reformatting or redigitizing) is needed because one master image serves many purposes. Images retain quality with minimal compromises for smaller file size.

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     - Bandwidth scalability makes it possible to transmit or deliver data with quality, subject to bandwidth limitations. As new imaging technologies are developed, they are expected to employ a wider range of bandwidths to transmit data. The Company believes that the Internet already demonstrates a need for specially prepared and reduced image content to meet bandwidth constraints. The Company's data types are scalable to varying bandwidths in most cases. One image file can generally be transmitted at many data rates, preserving image quality.

     - Variable loss encoding is one of the Company's technologies allowing original images to be reconstructed after decompression. This technology is designed to meet the end-user's demand for high-quality viewing of images.

     The overall benefit of the ISA is multi-purpose image representation. ISA permits image representation throughout the content creation, editing, transmission, and viewing processes of the digital imaging workflow. This technology can also be used on various devices, with different outputs, rendered at differing resolutions and delivered at various bandwidths.

Markets and Applications

     The Company's primary target customers are OEMs seeking to improve their competitive position and time to market by incorporating the Company's technology into the OEM's own workflows and products. The Company seeks to build relationships with large systems vendors with substantial stakes in one or more segments of the emerging digital convergence markets, with the intent of licensing components of the ISA to these vendors. This strategy is intended to improve target customers' competitive positions within existing market segments.

     One of the Company's goals is to generate recurring royalties and license fees from its OEMs. In some cases, the Company may receive non-recurring engineering fees or fees for shared-risk development.

     Although the ISA has applications in a variety of markets, the Company has identified three specific Line of Business initiatives with associated target markets. These initiatives represent both near-term and long-term prospects:

------------------------------------------------------------------------------------------------------------
 MARKET                               ENTRY POINT                         INITIAL PRODUCT
------------------------------------------------------------------------------------------------------------
Graphic Arts                         Large image handling               Adobe Photoshop plug-in
------------------------------------------------------------------------------------------------------------
 Digital Photography                  Sensor enhancement and  image      CCD array interpolator and low
                                      scaling                            cost printer devices
------------------------------------------------------------------------------------------------------------
 Digital Video for High  Quality      VHS video at sub-MPEG rates        Digital Video for ADSL/xDSL and
 applications                         Advertising and training           cable modem delivery
------------------------------------------------------------------------------------------------------------

     The Company's markets and its customers' markets as described in this document use terms that are defined below:

     . CCD - Charge Couple Device is a light sensitive electronic device used to capture an image on a digital camera disc.

     . VHS - Video Home System refers to the video systems used in the home, such as tape and disc players.

     . JPEG - Joint Photographic Experts Group establishes standards for still images.

     . MPEG - Motion Picture Experts Group is the international body that establishes standards for use in the motion picture video image industry.

     . ADSL - Asymmetric Digital Subscriber Line is a transmission method by which video can be delivered over existing phone lines at relatively low bandwidths.

     . xDSL - represents a range of bandwidths, higher than ADSL that may be developed in the future for the transmission of video.

     Each of these opportunities is discussed in the following sections.

Graphic Arts

     The graphic arts industry consists primarily of independent prepress shops, advertising agencies, design firms, stock houses and printers, all preparing digital content. Massive and complex digital image files are transmitted physically between stock houses, design firms, the prepress house and the printer. The work often occurs under tight deadlines with large penalties for missed deadlines (e.g., if the finished ad is not delivered to the magazine on time, the client is billed for the space even though the ad will not run).

     The graphic arts workflow can be substantially improved by applying components of the ISA family of still image handling technologies collectively known as STiNG. Using STiNG, graphic arts professionals may experience the following improvements in process and workflow over their current practices:

     - Image asset management allows the integration of traditional graphic arts workflows with Internet publishing workflows. By storing just one image, users may re-purpose that image for higher and lower resolution applications. For example, the same image may be used in low resolution on a Web site, in medium resolution on a printed brochure, and in high resolution on a poster. In this example, one image is used three times for very different applications, whereas three images would be needed in the current system. Using a single image provides savings in time, space and money.

     - Fractal-based image enlargement technology enables users to create very large, high-quality images, such as posters, to meet the demanding standards of the corporate advertising world.

     - Smaller image files will facilitate the transmission of images over existing digital networks like the Internet. Stock houses and advertising agencies could more efficiently send images to clients. (Existing compression techniques enable image transfers over networks, but often quality is sacrificed for file size.)

     STiNG is available today for use in the prepress, printing and graphic arts industries. Initial sales are expected in the third quarter of 1998.

Digital Photography

     Digital still image cameras for widespread consumer use did not exist two years ago. One year ago they were expensive curiosity items for early adopters. Now they are available at price points which rival those of their film-based predecessors. However, the quality of the output images is still inferior to comparably priced film cameras. The Company believes that quality must improve before digital cameras will have a significant market share. The Company's KLiCK family of digital photography technology is expected to provide substantial quality/cost enhancements over current methods through ISI developed methods that improve the quality of the image being captured in a digital camera at the moment of capture and through the storage and output process. The Company believes that by applying the KLiCK technology early in the image processing cycle, the captured image can be used to produce a larger output image of equal quality for the same cost or to produce a similar size and quality image at a lower cost than other options available to camera manufacturers today. The Company believes that this strategy is important for two reasons:

     - The earlier in the image workflow that information is digitized in a high quality form, the greater the opportunity to maintain high quality throughout the life of the image (editing, re-use, re-edit, etc.); and

     - It opens up a new set of devices as targets for the Company's technology as well as a new set of potential customers for this technology.

     Incorporation of KliCK technology in digital cameras provides the Company with the opportunity to add value to the entire digital image workflow. Certain components of the architecture are suitable for inclusion in the camera itself. The Company believes that other components can enhance image quality during the downstream process of editing, transmission and output/printing. KliCK is under development and initial target offering is expected in fourth quarter of 1998.

Digital Video for High Quality Applications

     The main challenge facing the digital video world is the delivery of video to the digital advertising, educational/training and entertainment markets that meets or exceeds the quality of its analog predecessors. The Company believes that consumer demand will require television quality video and the Company is developing ViO technology to meet this demand. The Iterated ViO family of digital video technology is designed to deliver entertainment-quality digital video over communications bandwidths that are substantially lower in capacity than those required by the traditional approaches incorporating MPEG. The current digital network infrastructure is predominantly designed to handle relatively small data transmissions (letters, e-mails, faxes) in units of transmission that are not time dependent and which can be measured in thousands of bytes per second. The bandwidth needed for the transmissions of entertainment quality video in digital form is measured in million of bytes per second and is very time dependent. The ViO technology is built to help provide the highest quality video experience in the smallest possible bandwidth and is specifically adapted to the 380kbps - 2.0mbps bandwidth range that represents a potential market for entertainment video. As more types of devices such as TV set top boxes, direct broadcast satellite tuners and personal computers are developed to deliver video to the customer, a video technology that is flexible enough to work in all of these environments is necessary. ViO is designed to meet this need.

     There are many applications that potentially fall under the entertainment video umbrella, but the Company believes the following to be the most promising because it appears that significant funding may be committed to these initiatives:

     - Telecommunications and Regional Bell Operating Companies (RBOCs): companies providing analog voice and data to consumers through fiber-optic or wireless cable. Telephone companies, including RBOCs, are aggressively investing in technology to compete with satellite and cable companies for provision of video services directly to the consumer. RBOCs are using wireless cable and ADSL (Asynchronous Digital Subscriber Line) to compete with the cable companies.

     - Cable companies: companies providing analog content via coaxial cables to local cable companies which direct the analog signal to consumers. Given intense competition from DBS, cable companies are evaluating technology investments for conversion to digital services.

     - Corporate communications: companies that desire to use digital video to communicate to remote locations, i.e., distance learning. Systems integration providers typically supply Fortune 500 corporations with the tools and services needed for the implementation of these applications.

     - DBS companies: companies providing digital content via satellites directly to the consumer (also known as DTH: Digital To Home).

     - Advertising on the Internet: companies that provide digital video advertisements to Internet Service Providers for insertion into programming and distribution to the consumer through high speed digital access such as xDSL and cable modems.

Competition

     The Company has classified competition to its ISA-based strategy into three categories: (1) single solution component providers; (2) product and system providers; and (3) international standards.

     Single Solution Component Providers. Many competitors are focused on providing single solutions based on compression technology for video and still images. Many of these competitors offer solutions to specific problems in the area of compression/decompression.

     Product and System Providers. Many companies outside the compression and image science markets are developing image-based products and systems such as digital printers, scanners, cameras, and editors. Historically, many of these companies have funded certain image-related development work internally. The Company believes that global market pressures and rapid technology change provide the Company with an opportunity to develop business relationships with companies in this category which are seeking to develop unique image products in their respective markets.

     International Standards. To date many companies have used products based on international standards such as MPEG and JPEG. These standards are widely accepted and generally available, some at low or no cost to the user. To overcome the competition of standards, the Company must provide technology solutions with enhanced value to offset or be compatible with the broad acceptance of existing standards. The Company believes that (i) its ISA will provide enhanced value, and (ii) the current standards will undergo substantial modification and replacement to keep up with technological changes and the Company can develop compatible OEM solutions. When such modifications and replacements occur, the Company believes it may have an opportunity to propose that the Company's technology be included in the standardization process. Moreover, because of available computation power from personal computers, the Company believes that it may become increasingly possible to make its ISA compatible with international standards. In addition, the Company believes there are significant opportunities where standards are not considered to be a dominant factor, such as in the Company's current digital photography effort.

     Within the graphic arts market for which STiNG technology is directed no single company is dominant. Several single solution component providers supply the market with products that solve only a portion of the total workflow problem. They include Warp10, LivePicture and Pegasus.

     In the digital photography market the internal development teams of camera hardware manufacturers themselves represent Iterated's major competitors. Iterated feels that its technology and the ability to rapidly adapt its technology to the entire workflow process, from camera to PC to output device, offer an overall cost-effective solution for the quality production of digital images.

     In the market for digital video image solutions, as specifically addressed by ViO, there are no dominant companies. Several companies who are significant in one or more related segments of the industry include Xing, RealNetworks, Microsoft and Intel.

     In each market segment the Company is attempting to provide technology to OEM customers to effectively improve the quality/cost ratio of their products.

Research and Development/Patents

     During 1995, 1996 and 1997 the Company has spent $8,685,000, $8,966,000 and
$8,261,000 respectively in the research and development of new technologies, refining and improving its technologies and the customization of its technologies to the needs of specific customers. The Company expects that continued significant expenditures in this area will be necessary to successfully introduce new products and improve its core technology and no assurances can be made that these development efforts will be successful.

     Consistent with its emphasis on research and development, the Company maintains an aggressive patent filing program. To date, the Company holds six issued U.S. patents with expiration dates from 2009-2015, holds an exclusive license to a seventh issued U.S. patent expiring in 2007, and has received notices of allowance of claims on four additional pending applications.

     A significant portion of its past research and development expenditures have been funded by its customers.

     Since March 1995, the Company has filed a total of 21 new U.S. patent applications, and several are under preparation. To date, international applications corresponding to certain of the new U.S. applications have been filed utilizing the Patent Cooperation Treaty (PCT) procedure, which generally requires that PCT applications be filed within one year of the original national filing.

     The Company's patents and patent applications are intended to provide a degree of patent protection of the Company's technology as applied to products developed under the Company's ISA, particularly as applied in the area of real-time video codecs (technology for compression and decompression of images), store and forward video codecs and still image codecs. The markets for these lossy codecs are highly competitive, and the Company believes that its research and development efforts and resulting patents are essential to an effective market presence.

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In addition to its research and development of lossy codec products, the Company is pursuing advanced research in the area of lossless codecs, and has filed certain relevant patent applications.

     The term lossless refers to compression/decompression technology in which all of the data in an image is retained throughout the process. The term lossy refers to compression/decompression technology in which some of the data is lost in the process but is either not noticeable to the viewer (visually lossless) or is required to be eliminated to reduce file size in order to make the file manageable.

Recent Changes to Business Plan

     The Company's current strategies and business direction, including the decision to focus its primary efforts on the development of OEM relationships for its technology, were developed during the first half of 1997 due to the anticipated expiration of the MCI agreement and changes in market conditions relating to software products for use on the Internet. For the years 1994-1997 these two markets provided over 77% of the Company's revenues. A reevaluation of the Company's strengths and expertise lead the Company to believe that its expertise is better suited to developing and delivering its technology to OEMs for inclusion in their products. As a result of this shift, during 1997 the Company experienced a significant reduction in its workforce and reduced the value of inventory of its Internet products. The Company expects its business plans to continue to evolve based on competitive forces and the ongoing need to generate new and innovative products on a continual basis. External market factors make estimates of product acceptance and financial performance of the Company difficult to predict, and in response thereto the Company expects to make ongoing revisions to its business plan as necessary to adjust to rapidly changing markets.

History with MCI

     An agreement between the Company and MCI Telecommunications Corporation ("MCI") (the "MCI Agreement"), providing for the development of certain advanced fractal imaging technology ("Deliverables") for use in telecommunications applications, expired in September 1997. MCI paid the Company approximately $36,000,000 over the three year term of the MCI Agreement for (i) the development of the Deliverables, (ii) the perpetual exclusive right to use Deliverables accepted by MCI in telecommunications applications, and (iii) an exclusive right to use the Company's commercial off the shelf products in telecommunications applications during the three year term of the MCI Agreement. The MCI Agreement provided that during and after its term, the Company and MCI would share in revenues generated by the distribution of Deliverables. The Company and MCI are currently engaged in discussions in an effort to resolve whether the Company adequately delivered the last phase of Deliverables and the scope of MCI's exclusivity. If the parties are not successful in resolving such matters, then an arbitration proceeding would be necessary.

Employees

     The Company currently has approximately 77 full time employees based in its offices in Atlanta, Georgia and Reading, England. The Company also makes extensive use of independent contractors to fulfill short term specialized needs.

Risk Factors

     You should carefully read and evaluate all of the information in this document, including the risk factors listed below. All statements other than statements of historical fact included in this Registration Statement, including, without limitation, statements regarding the Company's business strategy, plans, intentions and objectives of management of the Company, are forward-looking statements that involve risks and uncertainties.

     History of Operating Losses and Accumulated Deficit. The Company was organized in 1987 and has incurred net operating losses since 1991. The Company had an accumulated deficit at December 31, 1997 of approximately $11,436,000. The Company will require significant increases in revenues to cover projected development, selling, marketing and other operating costs and to achieve a profitable level of operations, and there can be no assurance as to when or if such increases in revenues will be achieved.

     Loss of Revenues from 1994 MCI Agreement. During the period from September 1994 until September 1997, approximately 84% of the Company's revenues were derived from MCI under the 1994 MCI Agreement. Due to the expiration of the 1994 MCI Agreement in September 1997, the Company's revenues have decreased dramatically and no assurance can be made that the Company will be successful in replacing revenues at this level in the near term.

     Dependence on Utilization of Company Products by Emerging Markets. Currently, only a limited number of applications incorporating the Company's products or technologies are in commercial production. The Company has derived substantially all of its product revenues to date from sales of products for these applications and sales of products for development, trials and early deployment of applications that are not yet commercially available or are not yet in volume production. The Company's ability to generate significant revenues will be dependent on the development of new opportunities for digital images in the computer and photography markets and/or the adoption of the Company's technologies by producers and users of such images. The potential size of these new market opportunities and the timing of their development are uncertain.

     Potential Variability of Quarterly Operations and Financial Results. The Company's quarterly operating results have in the past and may in the future vary significantly depending on factors such as revenue from software sales, the timing of new product and service announcements, market acceptance of new and enhanced versions of the Company's products, the size and timing of significant orders, changes in operating expenses, changes in Company strategy, and general economic factors. The Company has limited or no control over many of these factors. The Company operates with virtually no services or software product order backlog because its services are purchased on demand and its software products typically are shipped shortly after orders are received. As a result, revenues in any quarter are substantially dependent on the quantity of purchases of services requested and product orders received in that quarter. Quarterly revenues also are difficult to forecast because the market for the Company's products is evolving and the Company's revenues in any period are significantly affected by the announcements and product offerings of the Company's competitors as well as alternative technologies. As a result, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance.

     Dependence on New Product Development; Risk Associated with Technological Advances. The Company's operating results will depend to a significant extent on its ability to successfully introduce new products and improve its core technology on a timely basis and/or reduce costs of existing products. As a result, the Company believes that continued significant expenditures for research and development will be required in the future. There can be no assurance that new products will be successfully developed or will achieve market acceptance.

     Competition. The development and marketing of digital image products and technologies is extremely competitive. Many of the companies developing and marketing competitive technologies have competitive advantages over the Company, including established positions in the market, brand name recognition, established ties with OEMs, and the use of industry standards for digital compression and decompression such as MPEG and JPEG which can be obtained at little or no cost to the user. Further, there can be no assurance that the Company's competitors will not succeed in developing products or technologies that are more effective than those being developed by the Company or that would render the Company's products and technologies obsolete. In addition, many of the Company's competitors have substantially greater financial, technical, marketing and human resources capabilities than the Company.

     Substantial Continuing Capital Needs; Uncertainty of Additional Funding. The Company anticipates that, in order to maintain a competitive position in its market, it will have to expend substantial resources to continue research and development relating to potential applications and new technologies and expand its sales, marketing and distribution activities. There can be no assurance that the Company will be able to generate internally the funds necessary to continue such research and development efforts or to expand sales and marketing activities, or that additional funds from outside sources will be available for such purposes.

     Dependence on Management. The Company is substantially dependent upon the efforts and abilities of its officers, directors and certain key employees. The loss or unavailability to the Company of any of its executive officers, or any of its directors or key employees could have a material adverse effect upon the Company. The Company has employment agreements with certain key employees. The Company does not maintain key man life insurance policies on any of its key employees. As a result, the Company's operations could be adversely affected upon the death of any of its key employees.

     International Operations. The Company believes that its continued growth and profitability may require increasing its international revenues. International operations are subject to inherent risks, including the impact of possible recessionary environments in economies outside the U.S., changes in legal and regulatory requirements, changes in tariffs, currency exchange fluctuations, reduced protection for intellectual property rights in some countries, potentially adverse tax consequences and political and economic instability. There can be no assurance that the Company will be able to sustain or increase international revenue, or that the factors listed above will not have a material impact on the Company's international operations. This expansion will require financial resources and significant management attention.

     Dependence on Patents and Proprietary Rights. The Company's ability to compete effectively will depend in part on its ability to maintain the proprietary nature of its technology through a combination of copyright, patent and trade secret protection and contractual provisions and non-disclosure agreements. Competition in the Company's market is intense and there can be no assurance that the Company's competitors will not independently develop or obtain patents on technologies that are substantially equivalent or superior to the Company's technology. The Company could incur substantial costs in defending itself in patent infringement lawsuits brought by others and in prosecuting patent infringement lawsuits against third party infringers. The Company also relies on trade secrets and proprietary know-how that it seeks to protect, in part, by non-disclosure agreements with its employees, suppliers, consultants and potential strategic partners and customers. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any such breach or that the Company's trade secrets and proprietary know-how will not otherwise become known or be independently developed by competitors.

Forward-Looking Statements - Cautionary Statements

     The discussions herein contain trend information and other forward-looking statements that involve a number of risks and uncertainties. The actual results of Iterated Systems, Inc. and its wholly owned subsidiary, Iterated Systems Limited (collectively, the "Company" or "Iterated"), could differ materially from its historical results of operations and those discussed in the forward-looking statements. The forward-looking statements are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. When used herein, the words "anticipate," "believe," "estimate," "expect" and "intend" and words or phrases of similar import, as they relate to the Company or the Company's management, are intended to identify forward-looking statements. The forward-looking statements should be read in light of these factors and the factors identified in "Item 1. Business" and in "Item 2. Financial Information--Management's Discussion and Analysis of Financial Condition and Results of Operations." All references to year periods refer to the Company's fiscal years ended December 31, 1997.


ITEM 2.       FINANCIAL INFORMATION

Selected Consolidated Financial Data

     The selected consolidated financial data (excluding the quarterly financial data) presented below under the captions "Consolidated Statement of Operations Data" and "Consolidated Balance Sheet Data" are derived from the consolidated financial statements of the Company, which financial statements have been audited by Ernst & Young LLP, independent auditors, whose report appears elsewhere herein.

     The selected consolidated financial data set forth below is qualified in its entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Consolidated Financial Statements, the notes thereto and the other financial information included elsewhere herein.

                                                                                                   Quarter Ended
                                                          Year Ended                                  March 31
                                                         December 31                                (unaudited)
                                 --------------------------------------------------------------   ----------------

                                    1993          1994          1995        1996        1997       1997      1998
CONSOLIDATED STATEMENT OF
OPERATIONS DATA:                                        (In Thousands, Except Per Share Data)
Total Revenues                         $6,837        $8,385      $14,430   $15,558        $9,471   $ 3,028    $   281
Operating loss                           (826)       (1,218)        (612)   (1,701)       (6,551)   (1,429)    (3,037)
Net loss                                 (783)       (1,190)        (509)    1,606)       (6,329)   (1,409)    (2,811)
Basic and diluted net loss per
  share of common stock                 (0.08)        (0.11)       (0.05)    (0.15)        (0.56)    (0.13)     (0.21)

Weighted average common
  shares outstanding                   10,323        10,421       10,501    10,564        11,320    10,715     13,106


CONSOLIDATED BALANCE
         SHEET DATA:
Cash and cash equivalents              $2,485        $3,034       $6,281     $4,151       $7,633    $3,322     $5,228
Short-term investments                      0             0            0          0        9,999         0     10,071
Total assets                            3,852         4,468       10,032      7,487       19,775     6,038     17,045
Non-current liabilities                     0            66        1,429        208           54       147         44
Stockholders' equity                    3,162         2,689        2,514      3,211       18,716     1,863     15,827

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the Selected Consolidated Financial Data and the Consolidated Financial Statements and Notes thereto included elsewhere in the Registration Statement. Certain statements in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" are forward-looking statements. Such forward-looking statements are based on current expectations and entail various risks and uncertainties that could cause actual results to differ materially from those expressed in such forward-looking statements. For a more detailed discussion of these and other business risks, see "Risk Factors."

Overview

     Historically, the Company has derived its revenues from development fees and exclusive license fees, packaged software products and related revenues, as well as other OEM license and contract revenues. The Company expects that revenues from packaged software products will decline in the future as business efforts are focused on developing relationships with OEM's whose competitive position and time to market would be positively impacted by using the Company's technology in their own products. During 1997, the Company reduced its workforce to focus on a more effective implementation of this OEM market strategy. If this plan is successful, the Company believes that a majority of its future revenues will be derived from license fees and recurring royalties from its OEM relationships. In some cases, the Company expects to generate non-recurring development fees or fees for shared risk development from its OEM relationships. OEM's that would be potential customers for Iterated's technology in its target markets include:

     .  Graphic Arts - designers, commercial printers, prepress trade shops

     . Digital Photography - digital camera manufacturers, PC printer and scanner manufacturers

     . Video - providers of video technology to developers of new video applications in the areas of education, training, conferencing, etc.



     On September 30, 1997 the Company's agreement with MCI, which provided revenues of $7,100,000 in 1997, expired. From September 1994 to September 1997, revenues from the MCI Agreement accounted for 84% of the Company's revenues. Partially to compensate for the loss of revenues resulting from the expiration of the

Agreement, the Company has revised its business plan (as discussed in the previous paragraph) to focus its efforts more on licensing its technology to OEM's rather than developing technology under contract for specific customers. If the Company is unsuccessful in this change in its business plan, the expiration of the Agreement could have a material adverse effect on the financial condition and results of operations of the Company.

Results of Operations

  Three Months Ended March 31, 1998 Compared to Three Months Ended March 31,
  1997

Revenues

     Total revenues decreased 90.7% to $281,000 in the three months ended March 31, 1998 compared to $3,028,000 in the same period in 1997. The decrease was primarily the result of the expiration of the MCI development contract at September 30, 1997. The MCI contract resulted in development fee and exclusive license fee revenue in the amount of $2,367,000 during the three month period ended March 31, 1997.

Cost of Product Revenues

     Cost of product revenues decreased 100% to $0 in the three months ended March 31, 1998 from $61,000 in the same period in 1997. The Company was not confident in the long-term sales growth of its codec packaged software products, and as a result has reduced its focus, expenditures and marketing efforts in these markets.

Sales and Marketing

     Sales and marketing expenses decreased 18.2% to $1,202,000 in the three months ended March 31, 1998 from $1,469,000 during this period in 1997. During the third quarter of 1997, the Company reduced its workforce to focus on a more effective implementation of its business plan. This resulted in decreased personnel and associated expenses in the sales and marketing area during the first quarter of 1998 compared to the same period in 1997.

Research, Development and Engineering

     Research, development and engineering expenses decreased 34.7% to $1,553,000 in the three months ended March 31, 1998 from $2,379,000 in the same period in 1997. The decrease is primarily the result of fewer personnel and a decrease in related expenses resulting from the Company's personnel reductions during the third quarter of 1997.

General and Administrative

     General and administrative expenses increased 2.7% to $563,000 in the three months ended March 31, 1998 from $548,000 in the same period in 1997. The increase is principally due to increases related to the hiring of a Chief Operating Officer in the third quarter of 1997.

Net Interest Income

     Net Interest Income increased 1,039% to $228,000 in the three months ended March 31, 1998 from $20,000 in the same period in 1997. In September 1997, the Company received approximately $18,600,000 in net proceeds from an initial public offering of common stock on the Oslo Stock Exchange. The increase is due to interest earnings on the increased cash and short-term investment balances resulting from the proceeds of the public offering.

 Liquidity and Capital Resources

     Three Months Ended March 31, 1998

     At March 31, 1998, the Company had cash and short-term investments in excess of $15,200,000 and shareholders' equity in excess of $15,800,000. The Company believes it has adequate cash to cover its short-term needs. However, the Company will require significant increases in revenue to cover projected development, selling, marketing and other operating costs and to achieve a profitable level of operations. If this level of revenues is not achieved on a timely basis, the Company will need to raise additional capital.

     The Company has no material capital commitments at this time.

     On June 30, 1997, the Company amended the Bridge Financing Credit Facility with Mosvold Farsund AS (the "Lender"), one of its shareholders. The amended Credit Facility allowed the Company to borrow up to $6,000,000 ($3,000,000 at March 31, 1998) from the Lender until June 30 1998, at which time the Company can convert the outstanding balance into a four year term loan. There are no borrowings currently outstanding under this credit facility.

     Cash used in operating activities increased from $612,000 in the three months ended March 31, 1997 to $2,036,000 in the same period in 1998 primarily due to the increased net loss that occurred in 1998 as discussed above.

Results of Operations

     Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

     Revenues. Total revenues decreased 39.1% to $9,471,000 in 1997 compared to $15,558,000 in 1996. The decrease in revenues is mainly due to MCI making its final development fee payment in 1997 under the 1994 MCI Agreement (discussed previously under "Item 1--Business--History with MCI"). In addition, during 1996, the Company executed a one-time sale of custom built decompression hardware boards resulting in $1,484,000 of revenue being recognized.

     Cost of Product Revenues and Inventory Writedowns. Cost of product revenues decreased 86.1% to $128,000 in 1997 from $923,000 in 1996. The decrease from 1996 to 1997 is the result of the one-time sale of custom built decompression hardware boards discussed above. Cost of product revenues from this transaction amounted to $685,000 in 1996.

     In 1996, there was an inventory writedown relating to the Company's older compression accelerator hardware boards to net realizable value in the amount of $238,000.

     Sales and Marketing. Sales and marketing expenses decreased 3.0% to $4,993,000 in 1997 from $5,146,000 in 1996. Sales and marketing workforce reductions in the third quarter of 1997 offset the higher levels of staffing during the first six months of 1997, and resulted in slightly lower expenses for 1997.

     Research, Development and Engineering. Research, development and engineering expenses decreased 7.9% to $8,261,000 in 1997 from $8,966,000 in 1996. The decrease is primarily the result of the workforce reductions discussed previously.

     General and Administrative. General and administrative expenses increased 32.9% to $2,640,000 in 1997 from $1,986,000 in 1996. The increase is due to charges the Company recorded in the fourth quarter of 1997. Major components of the charges include a $399,000 write-off of uncollectible accounts receivable from a single customer.

     Interest Income. Interest income increased 107.0% to $396,000 in 1997 from $191,000 in 1996. The increase is due to the higher levels of interest on cash equivalents and short-term investments the Company experienced during 1997 as a result of the proceeds from the initial public offering of Common Stock.

     Interest Expense. Interest expense increased 104.7% to $176,000 in 1997 from $86,000 in 1996. The increase in 1997 is due to interest expense on the $3,000,000 in outstanding borrowings under the Mosvold Credit Facility. Prior to its conversion to equity in October 1997, interest expense on these borrowings amounted to $112,000.

     Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

     Revenues. Total revenues increased 7.8% to $15,558,000 in 1996 from $14,430,000 in 1995. The increase in revenue reflects the $1,484,000 one-time sale of custom built decompression hardware boards discussed previously. Development and license fee revenues recognized under the 1994 MCI Agreement amounted to

$12,673,000 in 1996 and $12,775,000 in 1995, representing 81% and 89% of total revenues for those years, respectively.

     Cost of product revenues and inventory writedowns. Cost of product revenues increased 234.4% to $923,000 in 1996 from $276,000 in 1995. The increase in cost of product revenues is the result of the $685,000 cost associated with the one-time sale of custom built decompression hardware boards discussed previously.

     During 1995, the Company recorded reserves totaling $380,000 to reduce the carrying value of certain inventory items and to reflect inventory purchase commitments in excess of net realizable value. During 1996, the Company reserved an additional $238,000 for the remaining hardware boards.

     Sales and Marketing. Sales and marketing expenses increased 49.8% to $5,146,000 in 1996 from $3,435,000 in 1995. The increase is attributable to hiring of additional marketing personnel and expanded advertising, public relations and trade show activities.

     Research, Development and Engineering. Research, development and engineering expenses increased 3.2% to $8,966,000 in 1996 from $8,685,000 in 1995. The primary components of the increase were salaries and other personnel costs, contract labor for independent contractors and recruiting and hiring expenses.

     General and Administrative. General and administrative expenses decreased 12.4% to $1,986,000 in 1996 from $2,267,000 in 1995. In 1995, the Company had bad debt expense charges in the amount of $123,000. As sales of packaged software products declined in 1996, bad debt expense decreased accordingly to $29,000. In 1995, the Company moved to a new office location and incurred additional administrative expenses in conjunction with the move.

Liquidity and Capital Resources

     Year Ended December 31, 1997

     In an initial public offering on September 29, 1997 on the Oslo Stock Exchange in Norway, the Company sold 2,040,000 shares of its common stock, par value $.01 per share resulting in net proceeds of approximately $18,600,000. In addition, certain shareholders sold 710,300 shares of Common Stock at approximately $10 per share.

     The Company has not registered any securities with the U.S Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Securities Act"). Securities of the Company may not be offered for sale or sold in the U.S., or to or for the account or benefit of any "U.S. person" (as defined in the Securities Act), unless the securities are registered under the Securities Act or an exemption from such registration requirements is available.

     At December 31, 1997, the Company had cash, cash equivalents and short-term investments in excess of $17,600,000 and shareholders' equity in excess of $18,700,000.

     In 1996 and 1997, the Company used cash in operating activities of $2,727,000 and $7,511,000, respectively. In 1996, the use of cash reflects a reduction in deferred revenue of $2,557,000. In 1997, the use of cash reflects a reduction in deferred revenue of $2,552,000.

         In 1996 and 1997, the Company used cash in investing activities of $1,142,000 and $10,445,000, respectively. In 1996, cash used in investing activities was used primarily for the purchase of property and equipment and in 1997 cash was primarily used for the purchase of short-term investments with the proceeds from the Company's initial public offering.

     In 1996 and 1997, the Company had cash provided by financing activities of $1,739,000 and $21,439,000, respectively. In 1996, cash provided by financing activities was primarily attributable to the proceeds from the issuance of $2,000,000 of Common Stock to Mitsubishi Corporation and its affiliates. In 1997, cash provided by financing activities was primarily attributable to borrowings of $3,000,000 under the Credit Facility described below and $18,600,000 net proceeds from the Company's initial public offering.

     On June 30, 1997, the Company amended the Bridge Financing Credit Facility (the "Credit Facility") with Mosvold Farsund AS ("Mosvold"), one of its shareholders. The amended Credit Facility allowed the Company to borrow up to $6,000,000 ($3,000,000 at December 31, 1997) from Mosvold until June 30, 1998, at which time the Company can convert any outstanding balance into a four year term loan. During the second quarter of 1997, the Company borrowed $3,000,000 from Mosvold under this financing agreement. During the fourth quarter of 1997, Mosvold exercised its option to convert the $3,000,000 in outstanding borrowings into 300,000 shares of the Company's Common Stock at $10 per share. As a result, there are currently no outstanding borrowings under the Credit Facility and an available amount of credit thereunder of $3,000,000 which the Company may borrow at any time until June 30, 1998.

Impact of Year 2000

     The Company recognizes the need to ensure its operations will not be adversely impacted by year 2000 software failures. The Company intends to take the actions necessary to ensure that systems and applications will recognize and process the year 2000 and beyond. The Company does not expect the year 2000 issue to be reasonably likely to affect its future financial results, or cause its reported financial information not to be necessarily indicative of future operating results or future financial condition. Further, the Company does not believe that the year 2000 issues will materially affect the Company's products, services or competitive position.

Software Revenue Recognition

     In October 1997, the American Institute of Certified Public Accountants issued Statement of Position 97-2 ("SOP 97-2"), Software Revenue Recognition, to clarify guidance on applying generally accepted accounting principles to software transactions and to provide guidance on when revenue should be recognized and in what amounts for licensing, selling, leasing, or otherwise marketing computer software. The Company adopted SOP 97-2 during 1997. Such adoption had no effect on the Company's methods of recognizing revenue.

Earnings Per Share of Common Stock

     In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement No. 128, Earnings Per Share ("Statement 128"), which establishes standards for computing and presenting earnings per share ("EPS") for entities with publicly held common stock or potential common stock. Statement 128 requires the presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures. The Company adopted Statement 128 in 1997 and, in accordance with the requirements thereof, restated its net loss per share for all prior periods. The effect of adoption was not material to the accompanying consolidated financial statements. Net loss per share of common stock is computed based on the weighted average number of shares outstanding during each period.

Comprehensive Income

     In June 1997, the FASB issued Statement No. 130, Reporting Comprehensive Income ("Statement 130"), which establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in financial statements. Statement 130 is effective for fiscal years beginning after December 15, 1997. The Company adopted Statement 130 in 1998 and has not presented a statement of comprehensive income because the effect of the components of comprehensive income is not material to its consolidated financial statements.

Business Segments

     In June 1997, the FASB also issued Statement No. 131, Disclosures about Segments of an Enterprise and Related Information ("Statement 131"), which establishes standards for the way public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Statement 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. Statement 131 is effective for financial statements for periods beginning after December 15,

1997. The Company will adopt Statement 131 during 1998 and does not expect the effect of such adoption to be material to its consolidated financial statements.

Inflation

     The effects of inflation on the Company's operations were not significant during the periods presented in the consolidated financial statements, and the effects thereof are not considered to be of significance in the future. Generally, throughout the periods discussed above, the changes in revenue have resulted primarily from fluctuations in sales levels, rather than price increases.

ITEM 3.       PROPERTIES.

     The Company leases approximately 30,000 square feet of office space in Atlanta, Georgia for its corporate, sales and development operations. The lease runs through July 31, 2000.

     The Company also leases approximately 3,000 square feet of office space near Reading, England for its European office. The lease runs through June 27, 2012 with an option to terminate in June 2007.

     The aggregate monthly rental for these leased offices and facilities is currently approximately $47,000, and the Company's management believes that these facilities are adequate for its intended activities in the foreseeable future.

ITEM 4.       SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
              MANAGEMENT.

     The following table sets forth, as of March 31, 1998, the beneficial ownership of the Company's outstanding Common Stock of (i) each person known by the Company to own beneficially more than 5% of the Company's outstanding Common Stock, (ii) each executive officer of the Company, (iii) each director of the Company, and (iv) all executive officers and directors as a group:


                                                  Common Stock Beneficially Owned/(2)/
                                        ---------------------------------------------------
Name and Address of                     Number of Shares of
Beneficial Owners/(1)/                     Common Stock                 Percentage of Class
--------------------------------------  ----------------------    -------------------------
John C. Bacon/(3)/                                65,000                            *
John R. Festa/(4)/                               706,000                          5.1
Michael F. Barnsley/(5)/                       1,317,700                          9.9
Alan D. Sloan/(5)/                             3,390,000                         25.6
Terje Mikalsen/(6)/                            2,178,630                         16.6
Asmund R. Slogedal/(7)/                           80,000                            *
James D. Robinson, III/(8)/                       60,000                            *
Diane Barnsley                                   799,900                          6.1
Haines H. Hargrett                                     0                            *
Deborah N. Gable/(9)/                             20,000                            *
Ruth Mednikow/(9)/                                20,000                            *
David G. Gibson/(10)/                              6,667                            *
Burton M. Smith/(10)/                              6,667                            *
Fidulex Management Inc.                          796,300                          6.1
Tarald Brovig/(11)/                              872,900                          6.7
Mosvold Farsund  AS/(12)/                      1,432,230                         10.9
Tarald Glastad/(13)/                           1,520,230                         11.6
All executive officers and directors
   as a group (12 persons)..............       7,850,664                         54.9

----------------------------------------

*Less than 1% of the outstanding Common Stock

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as indicated by footnote, the persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them. Percentage of beneficial ownership is based on 13,088,125 shares of Common Stock outstanding as of February 28, 1998. The business address of each beneficial owner other than Ms. Barnsley, Fidulex Management Inc., Mosvold Farsund AS and Mr. Brovig is c/o Iterated Systems, Inc., Seven Piedmont Center, Suite 600, 3525 Piedmont Road, Atlanta, Georgia 30305-1530. The business address of Ms. Barnsley is 2153 Allaire Lane, Atlanta, Georgia 30345. The business address of Fidulex Management Inc. is 1, Places Des Florentins, 1204 Geneva, Switzerland, Attention: M. Allegro. The business address of Mosvold Farsund AS is P.B. 113, 4551 Farsund, Norway. The business address of Mr. Brovig is Radhusgt. 5b, 0151 Oslo, Norway. The business address of Mr. Glastad is 10 Stratton, Street, London, UK W1X
    4EJ.

(2) Includes shares of Common Stock subject to options which may be exercised within 60 days of March 31, 1998. Such shares are deemed to be outstanding for the purposes of computing the percentage ownership of the individual holding such shares, but are not deemed outstanding for purposes of computing the percentage of any other person shown in the table.

(3) Includes options to purchase 65,000 shares of Common Stock.
(4) Includes options to purchase 706,000 shares of Common Stock.
(5) Includes options to purchase 150,000 shares of Common Stock.

(6) Includes 1,322,230 shares held by Mosvold Farsund AS , 493,500 shares held by Mega Pacific International, Ltd, 84,600 shares held by Teto Invest AS, 88,000 shares held by Westland Shipping AS and 80,300 shares held by Eiken Invest AS. Mr. Mikalsen owns a controlling interest in each of these entities except Eiken Invest AS. Also includes 100,000 shares issuable upon exercise of a warrant held by Mosvold Farsund A.S.
(7) Includes options to purchase 30,000 shares of Common Stock.
(8) Includes options to purchase 60,000 shares of Common Stock.
(9) Includes options to purchase 20,000 shares of Common Stock.

(10)Includes options to purchase 6,667 shares of Common Stock.

(11)Includes 787,800 shares held by Brovigtank AS, in which Mr. Brovig holds the controlling interest, and 85,100 shares held by immediate family members.

(12)Include 100,00 shares issuable upon the exercise of a warrant

(13)Includes 1,332,230 shares held by Mosvold Farsund AS and 88,000 shares held by Westland Shipping AS.


ITEM 5.       DIRECTORS AND OFFICERS.

     The directors and executive officers of the Company are as follows:

     Name                        Age     Position
     ----                        ---     --------
     John C. Bacon               52      President, Chief Executive Officer and Director
     John R. Festa               46      Director and Vice Chairman of the Board of Directors
     Michael F. Barnsley         51      Executive Vice President and Director
     Alan D. Sloan               52      Executive Vice President and Director
     Haines H. Hargrett          55      Chief Financial Officer
     Deborah N. Gable            43      Vice President, Human Resources
     David G. Gibson             40      Vice President, Sales
     Burton M. Smith             42      Vice President, Marketing
     Asmund R. Slogedal          59      Director and Chairman of the Board of Directors
     Terje Mikalsen              57      Director
     James D. Robinson, III      61      Director

John C. Bacon has served as President and Chief Executive Officer of the Company since February 1998. He joined the Company in March 1997 as Senior Vice President/General Manager and in August 1997 was named Executive Vice President and Chief Operating Officer. From 1989 until 1997, Mr. Bacon served as President, Chief Operating Officer and Director of XcelleNet, Inc. a publicly traded, remote access software company. Mr. Bacon holds a BSIE degree from Georgia Institute of Technology.

John R. Festa served as President, Chief Executive Officer and a director of the Company from May 1994 until February 1998. From 1984 until May 1994, Mr. Festa served as President, Chief Executive Officer and Chairman of BUYPASS Corporation, a financial transaction processing services company. Mr. Festa attended Valparaiso University.

Dr. Michael F. Barnsley co-founded the Company in 1987 and served as Chief Executive Officer until becoming Executive Vice President, Science and Technology in May 1994. From 1979 until founding the Company, Dr. Barnsley was a mathematics professor at the Georgia Institute of Technology. Dr. Barnsley holds a degree in mathematics from Oxford University in England and a Ph.D. in theoretical chemistry from the University of Wisconsin.

Dr. Alan D. Sloan co-founded the Company in 1987 and served as President until becoming Executive Vice President, Strategic Business Development in May 1994. Dr. Sloan obtained a BA in mathematics from the Massachusetts Institute of Technology and a Ph.D. in mathematics from Cornell University.

Haines H. Hargrett has served as Chief Financial Officer of the Company since September 1997. From 1994 to 1997 he was Chief Financial Officer/Treasurer of Medifax, Inc., a high technology medical transcription company. From 1992 to 1994 he was Chief Financial Officer for Park `N Fly, Inc., a company involved in developing and managing parking facilities near major city airports. Mr. Hargrett holds an A.B. in Economics from Duke University and an MBA in Finance from Indiana University.

Deborah N. Gable has served as Vice President, Human Resources of the Company since February 1995. From 1985 until 1995, Ms. Gable served as Vice President of Human Resources of COIN Dealership Systems and as Director of Human Resources of The Reynolds and Reynolds Company, a turnkey computer systems company, after its acquisition of COIN Dealership Systems. Ms. Gable obtained a bachelor's degree in business and behavioral sciences from Lewis University.

David Gibson has served as Vice President, Sales since February 1998. He served as Director of OEM Sales of the Company from August 1997 to February 1998. From July 1995 to August 1997, Mr. Gibson served as Regional Sales Manager for the Company. From June 1986 to July 1995, Mr. Gibson held various sales, marketing and business management positions with Integraph Corporation. Mr. Gibson has a BS degree in Engineering from Tennessee Technological University.

Burton Smith has served as Vice President, Marketing since February 1998. He served as Director of Marketing of the Company since June 1997. From July 1995 to June 1997, Mr. Smith served as Regional Sales Manager for the Company. From February 1984 to July 1995, Mr. Smith held various sales and marketing positions with Integraph Corporation. Mr. Smith has a Bachelor of EE degree from the Georgia Institute of Technology.

Asmund R. Slogedal has served as Chairman of the Board of Directors since
August 1991. He served as the Company's Chief Financial Officer from May 1991 until September 1994. Mr. Slogedal has been a partner in the Norway-based venture capital firm Teknoinvest Management AS since 1989. Mr. Slogedal is a director of Mosvold Farsund AS, a Norwegian shipping and investment company, a director of Tandberg Data ASA and serves on the board of several other Norwegian and U.S.-based technology companies. Mr. Slogedal holds a B.S. degree in engineering from Purdue University.

Terje Mikalsen joined the company as a director in April 1996. Mr. Mikalsen is Chairman of Mosvold Farsund Group, which has 45% ownership of Teknoinvest Management AS. He is a director of Mega Pacific Group, a Hong Kong-based investment company. Mr. Mikalsen is also an outside director of Norwegian Cruise Line, Ltd. (US-based) and its parent company, NCL Holding ASA (Norway-based). Mr. Mikalsen formerly held the position of Chairman of the following publicly traded companies: Norsk Data AS until 1993; Hafslund Nycomed ASA until 1996, and Maritime Hydraulics AS until 1987, and holds several other directorships. He is also a member of the Norwegian Government's Advisory Board on industrial policies and the Norwegian Technical Scientific Academy and Norsk Investorforum, an association of Norwegian private investors. Mr. Mikalsen holds a Master of Science degree from Norges Tekniske Hoyskole.

James D. Robinson III became a director of the Company in November 1994. Mr. Robinson is Chairman and Chief Executive Officer of RRE Investors, LLC, a private venture investment firm, and Chairman of Violy Byorum & Partners Holdings, LLC, a private firm specializing in financial advisory and investment banking activities in Latin America. From 1970 until 1993 he held various senior management positions with American Express Company, including Chairman and Chief Executive Officer from 1977 until 1993. Mr. Robinson presently serves as a director of Bristol-Myers Squibb Company, The Coca-Cola Company, First Data Corporation, Union Pacific Corporation, Cambridge Technology Partners and The Coleman Company. Mr. Robinson holds a bachelor's degree in science and technology from the Georgia Institute of Technology and a master's degree in business administration from Harvard Business School.

Election of Directors

     All directors hold office until the next annual meeting of shareholders of the Company and until their successors have been elected and qualified.

Director Compensation

     The Company's non-employee directors receive no cash compensation, but are reimbursed for their out-of-pocket expenses and are eligible for stock option grants under the Company's 1994 Directors Stock Option Plan. Under the Directors Stock Option Plan, the Company may grant to nonemployee directors options covering an aggregate of 180,000 shares of common stock which options generally vest over three years.

There are no family relationships among any of the directors or officers of the Company.

Consulting Agreement

     Pursant to an agreement between the Company and Mosvold Farsund AS, the Company pays an annual consulting fee to Mosvold Farsund AS in the amount of $15,000 for services relating to financial and investment management. Mosvold Farsund AS is a Norwegian corporation controlled by Mr. Mikalsen, a director of the Company. Mr. Slogedal, a director of the Company, is an employee of Mosvold Farsund AS.

ITEM 6.       EXECUTIVE COMPENSATION

     The following table sets forth certain summary information with respect to the compensation earned for services rendered by the Company's Chief Executive Officer and the other four most highly compensated executive officers of the Company (collectively, the "Named Executive Officers") for the fiscal years ended December 31, 1997, 1996 and 1995.

                           Summary Compensation Table

                                                                                        Long-Term
                                                       Annual Compensation             Compensation
                                                                                          Awards
                                                 --------------------------------    -----------------
                                                                                        Number of             All Other
Name and Principal Position          Year         Salary($)        Bonus($)/(1)/       securities          Compensation/(2)/
                                                                                       underlying
                                                                                         Options
-------------------------------    ---------    -------------    ---------------    -----------------     -----------------
John R. Festa/(3)/                   1997        $  300,000       $   150,000           124,100            $       0
   President, Chief Executive        1996           291,667                 0           200,000/(4)/               0
   Officer and Director              1995           286,458                 0                 0                    0

John C. Bacon/(5)/
   Executive Vice President          1997        $  141,121       $         0           300,000            $       0
   and Chief Operating               1996                 0                 0                 0                    0
   Officer                           1995                 0                 0                 0                    0

Michael F. Barnsley                  1997        $  243,750       $         0                 0            $       0
   Executive Vice President          1996           275,000           255,000                 0                    0
   and Director                      1995           286,458           137,500                 0                    0

                                                                                        Long-Term
                                                       Annual Compensation             Compensation
                                                                                          Awards
                                                 --------------------------------    -----------------
                                                                                        Number of             All Other
Name and Principal Position          Year         Salary($)        Bonus($)/1/         securities          Compensation/2/
                                                                                       underlying
                                                                                         Options
-------------------------------    ---------    -------------    ---------------    -----------------     -----------------
Alan D. Sloan                        1997        $  243,750       $         0                 0            $       0
   Executive Vice President          1996           275,000            75,000                 0                    0
   and Director                      1995           286,458           275,000                 0                    0

David G. Gibson                      1997        $  154,583       $         0            30,000            $       0
   Director of OEM Sales             1996           125,000                 0                 0                    0
                                     1995            44,263         48,741/6/            10,000                    0

-------------------------------
(1) Bonuses were for services rendered in the prior fiscal year except with respect to the bonus paid to Mr. Festa during 1997 which was payable for services during 1997.
(2) In accordance with the rules of the Securities and Exchange Commission, other compensation in the form of perquisites and other personal benefits has been omitted because such perquisites and other personal benefits constituted less than the lesser of $50,000 or 10% of the total annual salary and bonus for the Named Executive Officer for such year.
(3) Mr. Festa served as President and Chief Executive Officer until February
    1998.
(4) Options were forfeited in 1997 in conjunction with new grant of 124,100 options.
(5) Mr. Bacon joined the Company in March 1997 and was named the Company's President and Chief Executive Officer in February 1998.
(6) Consists of reimbursement to Mr. Gibson for certain relocation-related expenses.

Option Grants in Last Fiscal Year

     The following table sets forth information concerning options granted to the Named Executive Officers during the year ended December 31, 1997:

                                                             Individual Grants
                        ---------------------------------------------------------------------------------------------
                           Number of        Percent of
                           Securities         Total
                           Underlying       Granted to     Exercise or                      Potential Realizable
                            Options         Employees       Base Price     Expiration             Value/4/
Executive Officer           Granted        Fiscal Year     Per Share /1/      Date          5%              10%
---------------------------------------------------------------------------------------------------------------------
John R. Festa              124,100/2/           22.4         $ 7.40         12/31/04    $   373,857    $    871,245
John C. Bacon              195,000/3/           35.5          10.00           3/1/07      1,226,345       3,107,798
                           105,000/3/           19.0          10.00          8/14/07        660,339       1,673,430
Michael F. Barnsley              0               0               --               --             --              --
Alan D. Sloan                    0               0               --               --             --              --
David G. Gibson             30,000/3/            5.4          10.00           6/1/07        188,668         478,123

---------------------------

(1) These options were granted with an exercise price equal to the fair market value of the Common Stock on the date of grant as determined by the Board of Directors. Prior to October 1, 1997, the Board of Directors determined the fair market value based on various factors including values of similarly situated companies and the Company's future prospects. From October 1, 1997, fair market value was the closing price of shares as traded on the Oslo Stock Exchange.

(2) Grant becomes exercisable on the first anniversary of the date of grant. Vesting may be accelerated in the event of a change in control of the Company which is defined to include the transfer of ownership of more than 50% of the common stock or assets of the Company or closing of a public offering of common stock under the Securities Act of 1933.

(3) Grants become exercisable in equal installments on the first three anniversaries of the date of grant. Vesting may be accelerated in the event of a change in control of the Company which is defined to include the transfer of ownership of more than 50% of the common stock or assets of the Company or closing of a public offering of common stock under the Securities Act of 1933.

(4) This column shows the hypothetical gain or option spreads of the options granted based on assumed annual compound stock appreciation rates of 5% and 10% over the full terms of the options. The 5% and 10% assumed rates of appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of future Common Stock prices.

Option Exercises in Last Fiscal Year and Year-End Option Values

     The following table sets forth the aggregate dollar value of all options exercised and the total number of unexercised options held, on December 31, 1997, by the Named Executive Officers:


                                                         Number of Securities
                            Shares                      Underlying Unexercised               Value of Unexercised
                           Acquired        Value              Options at                   In-the-Money Options at
Executive Officer        on Exercise      Realized         December 31, 1997                 December 31, 1997(1)
-----------------        -----------      --------         -----------------                 --------------------
                                                    Exercisable      Unexercisable      Exercisable     Unexercisable
                                                    -----------      -------------      -----------     -------------
John C. Bacon                0             0                  0           300,000       $          0     $         0
John R. Festa                0             0            706,000           124,000          1,792,103               0
Michael F. Barnsley          0             0            150,000                 0            210,000               0
Alan D. Sloan                0             0            150,000                 0            210,000               0
David G. Gibson              0             0              6,667             3,333              9,334           4,666

---------------------------

(1) The closing price for the Company's Common Stock as reported by the Oslo Stock Exchange on December 31, 1997 was $7.40. Value is calculated on the basis of the difference between the option exercise price and $7.40, multiplied by the number of shares of Common Stock underlying the option.

Employee Benefit and Stock Option Plans

     Description of 1994 Employee Plan. In 1992, the Company approved a stock option plan which became effective December 2, 1992 and reserved shares for future issuance. The plan was replaced by the 1994 Amended and Restated Stock Option Plan (the "1994 Employee Plan"). The purpose of the 1994 Employee Plan is to provide incentives for employees and key persons to promote the success of the Company and to enhance the Company's ability to attract and retain the services of such persons. Options granted under the 1994 Employee Plan may be either (i) options intended to qualify as "incentive stock options" under
Section 422 of the Code, or (ii) non-qualified stock options. Stock options may be granted under the 1994 Employee Plan for all employees and key persons of the Company or of any subsidiary or parent of the Company. The 1994 Employee Plan is administered by the Board of Directors or by a Compensation Committee, in whole or in part, as delegated by the Board. The Board of Directors has the authority to determine exercise prices applicable to the options, the eligible employees or key persons to whom options may be granted, the number of shares of Common Stock subject to each option, and the extent to which options may be exercisable. Options granted under the 1994 Employee Plan generally vest over three or four years. No option is transferable by the optionee other than by will or the laws of descent and distribution or as a bona fide gift and each option is exercisable during the lifetime of the optionee only by such optionee or donee.

     Any incentive stock option that is granted under the 1994 Employee Plan may not be granted at a price less than the fair market value of the Company's Common Stock on the date of grant (or less than 110% of fair market value in the case of holders of 10% or more of the total combined voting power of all classes of stock of the Company or a subsidiary or parent of the Company). Non-qualified stock options may be granted at the exercise price established by the Board of Directors, which may be less than the fair market value of the Company stock on the date of grant.

     Each option granted under the 1994 Employee Plan is exercisable for a period not to exceed ten years from the date of grant (or, with respect to incentive stock options, five years in the case of a holder of more than 10% of the total combined power of all classes of stock of the Company or of a subsidiary or parent of the Company) and shall lapse upon expiration of such period, or earlier after a designated period of time following termination of the recipient's employment with the Company, or as determined by the Board of Directors.

     On February 12, 1998, the Board of Directors approved the grant of an option, effective February 16, 1998, to John C. Bacon, the Company's President and Chief Executive Officer, to purchase 1,000,000 shares of Common Stock subject to the approval of an amendment (the "Amendment") to the 1994 Employee Plan to increase the number of shares reserved for issuance under the plan. The Amendment was adopted by the Board of Directors in February 1998 and approved by the shareholders at the Company's annual meeting of shareholders on April 15, 1998, increasing the number of shares of Common Stock reserved for issuance under the 1994 Employee Plan from 2,400,000 shares to 3,400,000 shares. The table below provides information regarding the dollar value and the number of shares underlying awards granted to Mr. Bacon under the 1994 Employee Plan.

                                   Dollar Value of Shares Underlying     Number of Shares Underlying Stock
                                   ---------------------------------     ---------------------------------
Name and Position                        Stock Options ($)/(1)/                       Options
-----------------                        ----------------------                       -------
John C. Bacon,
    President and                              $400,000                              1,000,000
    Chief Executive Officer

---------------------------------------

(1) Based upon the closing sale price of the Company's Common Stock of $7.66 per share as reported on the Oslo Stock Exchange on February 28, 1998, less the exercise price of the options granted.

     Description of Non-Employee Director Plan. In 1994, the Company approved the 1994 Directors Stock Option Plan (the "Directors Plan"). The purposes of the Directors Plan are to enhance the Company's ability to attract and retain the services of experienced and knowledgeable non-employee directors and to encourage such directors to acquire an increased proprietary interest in the Company. Stock options may be granted under the Directors Plan to any director who is not an employee of the Company or a parent or subsidiary. The Directors Plan is administered by the Board of Directors or by a Compensation Committee, in whole or in part, as delegated by the Board. The Board of Directors has the authority to determine exercise prices applicable to the options, the number of shares of Common Stock subject to each option, and the extent to which options may be exercisable. Options granted under the Directors Plan generally vest over three years. No option is transferable by the optionee other than by will or the laws of descent and distribution or as a bona fide gift and each option is exercisable during the lifetime of the optionee only by such optionee or donee.

     Options granted under the Directors Plan are non-qualified stock options and may be granted at the exercise price established by the Board of Directors, which may be less than the fair market value of the Company stock on the date of grant.

     Each option granted under the Directors Plan is exercisable for a period not to exceed ten years from the date of grant and shall lapse upon the earlier of the expiration of such period or 90 days after termination of the recipient's service as a member of the Board of Directors.

     An aggregate of 180,000 shares of Common Stock are reserved for issuance under the Directors Plan.

Employment Contracts and Termination and Change-in-Control Arrangements

     On February 16, 1998, the Company entered into an employment agreement with Mr. Bacon who serves as the President and Chief Executive Officer of the Company. The employment agreement provides for a base salary of $285,000 per annum. Pursuant to the agreement, Mr. Bacon was granted stock options pursuant to the Company's 1994 Employee Plan for 500,000 shares, at an exercise price of $7.26 per share vesting ratably over a three year period at the exercise price per share of the Company's Common Stock equal to the closing price of the Company's Common Stock traded on the Oslo Stock Exchange as of the date of the agreement. In addition, pursuant to the agreement, Mr. Bacon was granted options for a number of shares at an exercise price of $7.26 per share vesting upon the first to occur of the closing of a public sale of Common Stock by the Company under certain circumstances (the "Offering Closing Date"), a Change in Control (as defined in the agreement) or completion of seven years of continuous service following the date of the agreement. Pursuant to the agreement, Mr. Bacon was also granted options to purchase an additional number of shares at an exercise price of $7.26 per share vesting upon the first to occur of either 180 days after the Offering Closing Date, or after completion of seven years of continuous service following the date of the agreement. The agreement further provides that Mr. Bacon is entitled to receive a cash bonus on the first to occur of either the Offering Closing Date or a Change in Control. The term of the employment agreement is three years. If the Company terminates Mr. Bacon's employment without cause, the Company would be required to continue to pay Mr. Bacon an amount equal to his monthly salary at the then current rate for a period of 18 months.

     On February 16, 1998, the Company entered into an Executive Severance Agreement with Mr. Festa which supersedes and cancels his prior employment agreement. Pursuant to the Executive Severance Agreement, Mr. Festa agreed to serve as the Vice Chairman of the Board of Directors and a Special Advisor to the Company for a two-year period for an annual base salary of $150,000. Mr. Festa also agreed to forfeit 218,300 options granted to him as of December 31, 1997 and received a new grant of 124,100 non-qualified stock options at an exercise price of $7.40 per share exercisable at the price as of the date of the agreement on the Oslo Stock Exchange, vesting in full one year after the date of the Agreement with a term of seven years, subject to the terms of the Company's 1994 Amended and Restated Stock Option Plan. Mr. Festa also received, upon the signing of the agreement, a bonus in the amount of $150,000 for service in 1997. The agreement further provides that the Company will pay up to $400 per month for a leased automobile for Mr. Festa's use during the term of the agreement, and, as additional compensation, an amount which, after deducting federal and state income taxes, would equal the amount which the Company would contribute as a "matching contribution" to Mr. Festa's account under the Company's 401(k) plan, assuming that Mr. Festa was still an active participant in the plan and elected to defer $833.33 in compensation each month under the plan. The agreement contains covenants restricting disclosure of confidential information and non-competition and non-solicitation covenants. Pursuant to the agreement, if Mr. Festa's employment is terminated without cause, the Company would be required to continue to pay Mr. Festa the annual salary and benefits set forth in the agreement for the remainder of the stated term of the agreement.

     In May 1994, the Company entered into employment agreements with Drs. Barnsley and Sloan, who each serve as executive officers of the Company. Under the terms of their respective employment agreements, if the Company terminates the employment of Drs. Barnsley or Sloan for any reason, other than for cause, the Company will be required to continue the payment of their base salaries for a period of two years from the date of termination. The terms of the employment agreements as amended in 1996 with Drs. Barnsley and Sloan provide for a reduction in each individual's base annual salary to $150,000 in the event the Company completes a public offering of shares of the Company's Common Stock in which each individual is permitted to sell shares owned by him, provided the public offering is completed before March 28, 1999. This offering was completed on September 29, 1997 and thus the annual base salaries thereafter payable to Drs. Barnsley and Sloan have been reduced as provided above.

ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On May 31, 1996, the Company entered into a credit agreement (the "Credit Facility") with Mosvold Farsund AS ("Mosvold"), which established a $6,000,000 revolving line of credit (the "Revolving Facility"). Mosvold is a Norwegian corporation controlled by Mr. Mikalsen, a director of the Company. Advances under the Revolving Facility must be made in $3,000,000 increments with 30 days advance notice required. As of February 28, 1998, the Company had no outstanding borrowings under the Revolving Facility. Outstanding borrowings under the Revolving Facility accrue interest payable monthly at an annual rate equal to NationsBank of Georgia N.A. prime lending rate plus 1%. The Company is obligated to pay a quarterly commitment fee equal to .75% of the unused portion of the Revolving Facility. Prior to the repayment of any principal by the Company under the Revolving Facility, Mosvold has the right to elect to convert the amount of principal being repaid into shares of the Company's Common Stock at a price of $10.00 per share.

     From June 30, 1998, the Company, at its option, may convert any outstanding balance under the Revolving Facility to a term loan (the "Term Facility"). The Term Facility would accrue simple interest at an annual rate equal to NationsBank of Georgia N.A. prime lending rate plus 2.5%. Payments of principal plus accrued interest under the Term Facility in 16 quarterly installments is required, commencing on September 30, 1998. Prior to the payment of any principal under the Term Facility, Mosvold has the right to elect to convert the amount of principal being repaid into shares of the Company's Common Stock at a price of $9.00 per share.

     If the Company issues any of its securities to a third party who is not an existing shareholder for an amount that exceeds the greater of $2,000,000 or the amount of principal then outstanding under the Credit Facility, then following a demand by Mosvold, the Company would be required to request an advance of funds under the Credit Facility in an amount equal to the funds received from such third party, subject to the $6,000,000 aggregate limit under the Credit Facility.

     In connection with the establishment of the Credit Facility, the Company issued to Mosvold a warrant to acquire up to 100,000 shares of the Company's Common Stock at a price of $10.00 per share until May 31, 1999. The Credit Facility restricts the Company from incurring additional bank financing in excess of $500,000.

     On June 9, 1997, the Company borrowed $3,000,000 under the Credit Facility. On October 31, 1997, Mosvold exercised the option to convert those borrowings into 300,000 shares of the Company's Common Stock at $10 per share. The Company paid Mosvold $112,000 in interest on the outstanding borrowings during 1997 and $32,000 and $26,000 for commitment fees not borrowed during 1996 and 1997, respectively. Under the Credit Facility, the Company currently may borrow up to $3,000,000.

     Pursant to an agreement between the Company and Mosvold Farsund AS, the Company pays an annual consulting fee to Mosvold Farsund AS in the amount of $15,000 for services relating to financial and investment management. Mosvold Farsund AS is a Norwegian corporation controlled by Mr. Mikalsen, a director of the Company. Mr. Slogedal, a director of the Company, is an employee of Mosvold Farsund AS.

ITEM 8.           LEGAL PROCEEDINGS

     The nature of the Company's business exposes it to the risk of lawsuits for damages or penalties relating to, among other things, breach of contract, employment disputes and copyright, trademark or patent infringement. The Company is not currently a party to any pending material litigation.


ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS.

     The Company's Common Stock had been traded on the Oslo Stock Exchange under the symbol "ITR" since October 1,1997. Prior to that time there was no established market for the shares. The Company has not registered any securities with the United States Securities and Exchange Commission. Securities of the Company may not be offered for sale or sold in the US or to or for the account or benefit of any U.S. person unless the securities are registered or an exemption from registration requirements is available.

     The price per share reflected in the table below represents the range of low and high closing sale prices for the Company's Common Stock as reported by the Oslo Stock Exchange for the periods indicated:

         Fiscal Period               High Price                 Low Price
    ----------------------      --------------------       -------------------
     10/01/97 - 12/31/97              $ 13.92                     $ 6.86
    01/01/98 -  03/31/98               $ 9.23                     $ 5.98


     The closing sale price of the Company's Common Stock as reported by the Oslo Stock Exchange on March 31, 1998 was U.S. $7.09.

     The number of shareholders of record of the Company's Common Stock as of March 31, 1998, was approximately 780. Shareholders included approximately 16 U.S. citizens holding of record approximately 5,250,000 shares.

     As of March 31, 1998, 3,111,850 options and warrants were outstanding of which 1,466,876 were currently exercisable.

     The Company has never paid cash dividends on its capital stock. The Company currently intends to retain any earnings for use in the business and does not anticipate paying any cash dividends in the foreseeable future.

     There is no public market in the U.S. for the securities of the Company. As of March 31, 1998, the Company had outstanding 13,098,125 shares of Common Stock. All of such shares are "restricted shares" under Rule 144 (the "Restricted Shares"). Restricted Shares may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144, Rule 144(k) or Rule 701 promulgated under the Securities Act. Of the currently outstanding shares, 4,797,700 shares are eligible for sale under Rule 144, as currently in effect, so long as all other conditions of Rule 144 are met. No assurances are made; however, that Rule 144 will be available at any time for any shareholder's shares. In general, under Rule 144, a person (or persons whose shares are aggregated), who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company. The Company has not provided to any shareholder registration rights to register under the Securities Act any shareholder's shares for sale.

ITEM 10.          RECENT SALES OF UNREGISTERED SECURITIES.

     During the past three years, the Company has issued the securities set forth below which were not registered under the Securities Act:

     (i) On December 21, 1995, the Company issued to William Douglas Withers a total of 5,200 shares of the Company's Common Stock at $6.02 per share ($31,286) for services as a consultant to the Company. The issuance of the shares to Mr. Withers was exempt from registration under the Securities Act pursuant to
Section 4(2) thereof as a private transaction not involving a public distribution.

     (ii) On May 31, 1996, the Company issued to Mosvold Farsund AS ("Mosvold") a revolving credit promissory note (the "Mosvold Note"). In addition, the Company issued to Mosvold a three-year warrant to acquire up to 100,000 shares of the Company's Common Stock at an exercise price of $10.00 per share, in connection with the establishment of the Credit Facility. The issuance of the warrant to Mosvold was exempt from registration under the Securities Act pursuant to Section 4(2) thereof as a private transaction not involving a public distribution.

     (iii) On September 26, 1996, the Company issued an aggregate of 200,000 shares of its Common Stock for $10.00 per share in a private placement to Mitsubishi Electric Corporation, Mitsubishi Corporation, Mitsubishi International Corporation and CSK Corporation. Each issuance was exempt from registration under the Securities Act pursuant to Section 4(2) thereof and Regulations D and/or Regulation S promulgated thereunder.

     (iv) On April 22, 1997, the Company issued to Barent S. Wagar a total of 2,700 shares of its Common Stock at $10.00 per share ($27,000), for Mr. Wagar's services as a consultant to the Company. This issuance was exempt from registration under the Securities Act pursuant to Section 4(2) thereof as a private transaction not involving a public distribution.

     (v) On September 3, 1997, the Company issued 2,040,000 shares of its Common Stock for the equivalent of $10.00 per share in an offshore transaction to non-U.S. persons. Elcon Securities AS served as lead manager for the transaction and DnB Markets and Christiania Markets served as co-managers. The underwriting discount or commission paid to Elcon Securities AS, DnB Markets and Christiania Markets by the Company totaled $1,326,000. This issuance was exempt from registration under the Securities Act pursuant to Regulation S promulgated thereunder as a sale of securities outside the United States.

     (vi) On October 31, 1997, the Company issued 300,000 shares of its Common Stock to Mosvold for $10.00 per share, upon the conversion of the outstanding balance on that date under the Mosvold Note. This issuance was exempt from registration under the Securities Act pursuant to Regulations S promulgated thereunder as an offshore sale of securities to non-U.S. persons.

     (vii) Since April 30, 1995, the Company has issued stock options to purchase an aggregate of 2,269,600 shares of its Common Stock under the 1994 Employee Plan and the Directors Plan (together with the 1994 Employee Plan, the "Plans"), at a weighted average exercise price of $8.24 per share. Of these options, 409,750 have expired or been exercised. As of March 31, 1998, 13,100 shares of Common Stock at an average weighted exercise price of $8.00 per share have been issued upon exercise of options granted under the Plans since April 30, 1995. Such shares of Common Stock issued pursuant to options granted under the Plans were exempt from registration under the Securities Act pursuant to
Section 4(2) thereof and Rule 701 promulgated thereunder.

ITEM 11.          DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

Common Stock

     The Company is authorized to issue 20,000,000 shares of common stock, par value $.01 per share, of which 13,109,225 shares are issued and outstanding as of March 31, 1998. All shares of common stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of common stock entitles the holder thereof (i) to one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders; (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available therefor; and (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company. Stockholders of the Company have no preemptive rights to acquire additional shares of common stock or any other securities. All outstanding shares of common stock are fully paid and non-assessable. The shares of the Company's common stock are uncertificated.

Preferred Stock

     The Company does not have any preferred stock authorized or issued.

Warrants to Purchase Common Stock

     In connection with the Credit Facility with Mosvold, which established a $6,000,000 revolving line of credit, the Company issued to Mosvold a warrant to acquire up to 100,000 shares of the Company's Common Stock at a price of $10 per share until May 31, 1999.

ITEM 12.          INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Amended and Restated Articles of Incorporation eliminate the personal liability of directors to the Company or its shareholders for monetary damages for breaches of such directors' duty of care or other duties as a director, except with respect to liability for (i) any appropriation, in violation of the director's duties, of any business opportunity of the Company,
(ii) acts or omissions that involve intentional misconduct or a knowing violation of law, (iii) liability under Section 14-2-832 (or any successor provision or redesignation thereof) of the Georgia Business Corporation Code, or
(iv) any transaction from which the director received an improper personal benefit. In addition, the Company's Restated Bylaws provide broad indemnification rights to (i) directors, and (ii) officers, employees, or agents of the Company as directed by the directors. These provisions of the Amended and Restated Articles of Incorporation and Restated Bylaws will limit the remedies available to a shareholder who is dissatisfied with a decision of the Board of Directors that is protected by these provisions.

ITEM 13.          FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

     The Company's Consolidated Financial Statements for the years ended December 31, 1995, 1996 and 1997 and the quarter ended March 31, 1998 are filed as exhibits to this Registration Statement.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     There have been no changes in or disagreements with accountants on accounting and financial disclosures.

ITEM 15.          FINANCIAL STATEMENTS AND EXHIBITS

     (a)          The following documents are filed as part of this report:

                  Consolidated Financial Statements

     Included at the page indicated are the Consolidated Financial Statements of the Company, with Notes, and the related report of the Company's independent auditors thereon.

     Item                                                                                Page
     ----                                                                                ----
     Unaudited Condensed Consolidated Financial Statements at March 31, 1997 and
     1998 and for the Three Months Ended March 31, 1998.

           Condensed Consolidated Balance Sheet                                           F-1

           Condensed Consolidated Statements of Operations                                F-2

           Condensed Consolidated Statements of Cash Flows                                F-3

           Notes to Condensed Consolidated Financial Statements                           F-4

     Consolidated Financial Statements at December 31, 1996 and 1997 and for the
     Years Ended December 31, 1995, 1996 and 1997

           Report of Independent Auditors                                                 F-5

           Consolidated Balance Sheets                                                    F-6

           Consolidated Statements of Operations                                          F-7

           Consolidated Statements of Shareholders' Equity                                F-8

           Consolidated Statements of Cash Flows                                          F-9

           Notes to Consolidated Financial Statements                                   F-10-
                                                                                           18

     Unaudited Share Market Data                                                         F-19

     (b) Exhibits. The following exhibits are filed as part of this report on Form 10.

Exhibit
-------
Number
------
                                   Description
                ----------------------------------------------------

     3.1+  Amended and Restated Articles of Incorporation of the Registrant

     3.2+  Restated Bylaws of the Registrant

     4.1+ Warrant for the Purchase of Shares of Common Stock of the Registrant issued to Mosvold Farsund AS dated May 31, 1996
     10.1+ Loan Agreement between Mosvold Farsund AS and the Registrant, dated
           May 31, 1996, as amended June 30, 1997

     10.2+ Lease between California State Teachers' Retirement System and the Registrant dated January 31, 1995 for premises situated at 3525 Piedmont Road, N.E., Seven Piedmont Center, Suite 600, Atlanta, Georgia 30305

     10.3+ Lease between T.A. Fisher & Sons Limited and Iterated Systems Limited dated June 27, 1997 relating to land and office buildings forming Unit No. 32 at Wellington Business Park, Dukes Ride, Crowthorne, Berkshire.

     10.4+ Amended and Restated Executive Employment Agreement between the Registrant and John C. Bacon, dated as of February 16, 1998

     10.5+ Executive Severance Agreement between the Registrant and John R. Festa, dated as of February 16, 1998

     10.6+ Employment Agreement between the Registrant and Michael F. Barnsley, dated May 1, 1994, as amended

     10.7+ Employment Agreement between the Registrant and Alan D. Sloan, dated May 1, 1994, as amended

     10.8+  Iterated Systems, Inc. 1994 Amended and Restated Stock Option Plan

     10.9+ Iterated Systems, Inc. Amended and Restated 1994 Directors Stock Option Plan

     21  +  Subsidiaries of the Registrant

     27.1+* Financial Data Schedule

     99.1+  Schedule II - Valuation and Qualifying Accounts

+  Previously filed
*  Amended

                            Iterated Systems, Inc.
                     Condensed Consolidated Balance Sheet
                                March 31, 1998
                                  (unaudited)

Assets
Current assets:
     Cash and cash equivalents                                    $5,227,953
     Short-term investments                                       10,070,659
     Accounts receivable                                             208,006
     Prepaid expenses and other assets                               359,518
                                                                  ----------
Total current assets                                              15,866,136

Property and equipment                                             4,507,705
     Accumulated depreciation                                     (3,373,393)
                                                                  ----------
                                                                   1,134,312

Other assets                                                          45,017
                                                                  ----------

Total assets                                                     $17,045,465
                                                                  ==========


Liabilities and shareholders' equity
Current liabilities:
     Accounts payable and accrued expenses                       $ 1,068,778
     Current maturities of long-term debt                             70,725
     Other                                                            34,572
                                                                  ----------
Total current liabilities                                          1,174,075

Non-current liabilities:
     Long-term debt                                                    3,730
     Other                                                            40,334

Shareholders' equity:
     Common stock                                                    130,981
     Additional paid-in-capital                                   29,931,251
     Accumulated deficit                                         (14,247,303)
     Currency translation adjustments                                 12,397
                                                                  ----------
Total shareholders' equity                                        15,827,326
                                                                  ----------

Total liabilities and shareholders' equity                       $17,045,465
                                                                  ==========

         See accompanying notes.

                            Iterated Systems, Inc.
                Condensed Consolidated Statements of Operations
                                  (unaudited)


                                                     Three Months Ended
                                                          March 31
                                              --------------------------------
                                                   1997               1998
                                              ------------        ------------
Revenues:                                     $  3,028,350        $    280,998
Costs and expenses:
     Costs of product revenues                      61,305                   0
     Sales and marketing                         1,468,790           1,201,682
     Research, development and engineering       2,378,552           1,553,344
     General and administrative                    548,446             563,233
                                              ------------        ------------
                                                 4,457,093           3,318,259
                                              ------------        ------------
Operating loss                                  (1,428,743)         (3,037,261)

Other income (expense):
     Interest income, net                           19,984             227,619
     Foreign currency exchange loss                    (91)             (1,227)
                                              ------------        ------------
Net loss                                      $ (1,408,850)       $ (2,810,869)
                                              ============        ============
Basic and diluted net loss per share of
     common stock                             $      (0.13)       $      (0.21)
                                              ============        ============

Weighted average number of shares of
     common stock outstanding                   10,714,700          13,105,600
                                              ============        ============



         See accompanying notes.

                            Iterated Systems, Inc.
                Condensed Consolidated Statements of Cash Flows
                                  (unaudited)

                                                                 Three Months Ended
                                                                      March 31
                                                          --------------------------------
                                                               1997               1998
                                                          --------------      ------------
Operating activities:

Net loss                                                   $(1,408,850)        $(2,810,869)
Adjustments to reconcile net loss to net cash used
  in operating activities:
     Depreciation and amortization                             327,640             268,045
     Compensatory stock options, net                            67,352                   0
     Foreign currency transaction loss                              91               1,227
     Changes in operating assets and liabilities:
        Accounts receivable                                    310,367             287,740
        Prepaid expenses and other assets                      113,482               1,472
        Accounts payable and accrued expenses                  (13,482)            225,291
        Other liabilities                                       (8,643)             (8,643)
                                                              ---------         ----------
Net cash used in operating activities                         (612,043)         (2,035,737)

Investing activities
Purchases of property and equipment                           (143,933)           (167,041)
Purchase of short-term investments                                   0             (71,239)
                                                              ---------         ----------
Net cash used in investing activities                         (143,933)           (238,280)

Financing activities
Principal payments on long-term debt                           (72,861)            (50,033)
Changes in common stock                                              0             (81,509)
                                                             ---------          ----------
Net cash used in financing activities                          (72,861)           (131,542)

Effect of exchange rate fluctuation on cash                          2                 229
                                                             ---------          ----------
Decrease in cash and cash equivalents                         (828,835)         (2,405,330)
Cash and cash equivalents at beginning of period             4,150,834           7,633,283
                                                             ---------          ----------
Cash and cash equivalents at end of period                 $ 3,321,999         $ 5,227,953
                                                             =========         ===========

                                 See accompanying notes.

                            Iterated Systems, Inc.
             Notes to Condensed Consolidated Financial Statements
                                March 31, 1998
                                  (unaudited)

1.       Presentation of Interim Information

     The accompanying condensed consolidated financial statements include all adjustments consisting of normal recurring adjustments that Iterated Systems, Inc. and its wholly owned subsidiary, Iterated Systems, Limited (collectively, the "Company") considers necessary for a fair presentation of its unaudited results of operations for the three months ended March 31, 1997 and 1998. Results for the three months ended March 31, 1998 are not necessarily indicative of the results for the year.

2.       Purchases and Sales of Common Stock

     During the quarter ended March 31, 1998, the Company repurchased and retired 11,100 shares of its common stock on the open market for a cost of $84,000. The Company also issued 7,200 shares upon the exercise of stock options by employees for net proceeds of $2,000.

3.       Net Loss Per Share of Common Stock

     In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement No. 128, Earnings Per Share ("Statement 128"), which establishes standards for computing and presenting earnings per share ("EPS") for entities with publicly held common stock. Statement 128 requires the presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures. The Company adopted Statement 128 in 1997 and, in accordance with the requirements thereof, restated its net loss per share for all prior periods. The effect of adoption was not material to the accompanying condensed consolidated financial statements. Net loss per share of common stock is computed based on the weighted average number of shares outstanding during the period.

4.       Comprehensive Income

     In June 1997, FASB issued Statement No. 130, Reporting Comprehensive Income ("Statement 130"), which establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in financial statements. Statement 130 is effective for fiscal years beginning after December 15, 1997. The Company adopted Statement 130 in 1998 and has not presented a statement of comprehensive income because the effect of the components of comprehensive income is not material to its consolidated financial statements.

5.       Litigation

     The Company is involved in certain litigation arising in the ordinary course of business. In the opinion of management, the ultimate resolution of these matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.

                         Report of Independent Auditors

Board of Directors
Iterated Systems, Inc.

We have audited the accompanying consolidated balance sheets of Iterated Systems, Inc. as of December 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Iterated Systems, Inc. at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

                                                     /s/ Ernst & Young LLP


Atlanta, Georgia
January 16, 1998

                             Iterated Systems, Inc.
                           Consolidated Balance Sheets

                                                                                December 31
                                                                        1996                  1997
                                                                --------------------------------------------
Assets
Current assets:
   Cash and cash equivalents                                       $    4,150,834         $  7,633,283
   Short-term investments                                                       -            9,999,420
   Accounts receivable, net of reserves for doubtful accounts
     of $9,000 in 1997 and $70,000 in 1996                                390,848              490,818
   Receivables from employees                                              21,049                4,849
   Inventory, net of reserve for obsolescence of  $581,000 in
     1996                                                                  24,396                8,275
   Prepaid expenses and other assets                                      472,767              360,752
                                                                --------------------------------------------
Total current assets                                                    5,059,894           18,497,397

Property and equipment:
   Computer equipment and purchased software                            3,631,909            3,836,507
   Furniture and equipment                                                464,649              366,084
   Leasehold improvements                                                 124,002              134,398
                                                                --------------------------------------------
                                                                        4,220,560            4,336,989
   Accumulated depreciation and amortization                           (1,959,544)          (3,103,756)
                                                                --------------------------------------------
                                                                        2,261,016            1,233,233

Other assets                                                              165,960               44,464
                                                                --------------------------------------------
Total assets                                                       $    7,486,870          $19,775,094
                                                                ============================================

                                                                                 December 31
                                                                        1996                  1997
                                                                --------------------------------------------
Liabilities and shareholders' equity Current liabilities:
   Accounts payable                                                $      310,087        $      206,321
   Accrued expenses                                                       866,623               639,461
   Deferred revenue                                                     2,557,126                 5,126
   Current maturities of long-term debt                                   138,487                80,784
   Current portion of capitalized lease obligations                       160,709                38,829
   Other                                                                   34,572                34,572
                                                                --------------------------------------------
Total current liabilities                                               4,067,604             1,005,093

Non-current liabilities:
   Long-term debt                                                          80,784                     -
   Capitalized lease obligations                                           43,704                 4,874
   Other                                                                   83,549                48,977

Shareholders' equity:
   Common stock, $.01 par value:
     Authorized shares - 20,000,000
     Issued and outstanding shares - 13,102,025 in 1997 and
       10,714,600 in 1996                                                 107,146               131,020
   Additional paid-in capital                                           8,193,984            30,012,720
   Accumulated deficit                                                 (5,107,385)          (11,436,434)
   Currency translation adjustments                                        17,484                 8,844
                                                                --------------------------------------------
Total shareholders' equity                                              3,211,229            18,716,150
                                                                --------------------------------------------
Total liabilities and shareholders' equity                         $    7,486,870        $   19,775,094
                                                                ============================================

See accompanying notes.

                             Iterated Systems, Inc.
                      Consolidated Statements of Operations

                                                                           Year ended December 31
                                                                1995                1996               1997
                                                         ----------------------------------------------------------
Revenues:
   Development fees and exclusive license fees                 $12,835,082         $13,253,918        $ 8,829,000
   Software products and related revenues                        1,164,904           1,951,337            391,588
   Other license and contract revenues                             430,504             353,004            250,575
                                                         ----------------------------------------------------------
                                                                14,430,490          15,558,259          9,471,163
Costs and expenses:
   Costs of product revenues                                       276,099             923,253            128,392
   Sales and marketing                                           3,434,709           5,145,754          4,993,471
   Research, development and engineering                         8,684,687           8,965,758          8,260,615
   General and administrative                                    2,266,663           1,986,449          2,640,183
   Inventory writedowns                                            380,105             238,000                  -
                                                         ----------------------------------------------------------
                                                                15,042,263          17,259,214         16,022,661
                                                         ----------------------------------------------------------
Operating loss                                                    (611,773)         (1,700,955)        (6,551,498)

Other income (expense):
   Interest income                                                 173,506             191,266            395,927
   Interest expense                                                (57,485)            (86,129)          (176,464)
   Foreign currency exchange gain (loss)                           (13,111)            (10,652)             2,986
                                                         ==========================================================
Net loss                                                    $     (508,863)        $(1,606,470)       $(6,329,049)
                                                         ==========================================================

Basic and diluted net loss per share of common stock        $         (.05)     $         (.15)     $        (.56)
                                                         ==========================================================
Weighted average number of shares of common stock
   outstanding                                                  10,500,800          10,563,500         11,319,600
                                                         ==========================================================

See accompanying notes.

                            Iterated Systems, Inc.
                Consolidated Statements of Shareholders' Equity


                                                        Common Stock         Additional                   Currency
                                                  -----------------------     Paid-In      Accumulated   Translation
                                                  Shares        Amount        Capital       Deficit      Adjustments       Total
                                              --------------------------------------------------------------------------------------
Balance at January 1, 1995                     10,495,200   $    104,952   $  5,592,777  $ (2,992,052)  $    (16,279)  $  2,689,398
   Net loss                                            --             --             --      (508,863)            --       (508,863)
   Currency translation adjustments                    --             --             --            --         11,654         11,654
   Issuance of common stock                         5,700             57         31,229            --             --         31,286
   Exercise of stock options                        8,500             85          3,190            --             --          3,275
   Compensation related to options for
     726,500 shares of common stock                    --             --        287,233            --             --        287,233
                                              --------------------------------------------------------------------------------------

Balance at December 31, 1995                   10,509,400        105,094      5,914,429    (3,500,915)        (4,625)     2,513,983
   Net loss                                            --             --             --    (1,606,470)            --     (1,606,470)
   Currency translation adjustments                    --             --             --            --         22,109         22,109
   Issuance of common stock                       200,000          2,000      1,996,634            --             --      1,998,634
   Exercise of stock options                        5,200             52          4,605            --             --          4,657
   Compensation related to options for
     714,200 shares of common stock                    --             --        278,316            --             --        278,316
                                              --------------------------------------------------------------------------------------

Balance at December 31, 1996                   10,714,600        107,146      8,193,984    (5,107,385)        17,484      3,211,229
   Net loss                                            --             --             --    (6,329,049)            --     (6,329,049)
   Currency translation adjustments                    --             --             --            --         (8,640)        (8,640)
   Initial public offering of stock, net
     of $1,821,000 of offering costs            2,040,000         20,400     18,558,746            --             --     18,579,146
   Conversion of note payable to stockholder
     to common stock                              300,000          3,000      2,997,000            --             --      3,000,000
   Issuance of common stock                         2,600             26         25,974            --             --         26,000
   Exercise of stock options                       44,825            448        132,211            --             --        132,659
   Compensation related to options for
     570,200 shares of common stock                    --             --        104,805            --             --        104,805
                                              --------------------------------------------------------------------------------------

Balance at December 31, 1997                   13,102,025   $    131,020   $ 30,012,720  $(11,436,434)  $      8,844   $ 18,716,150
                                              =====================================================================================

See accompanying notes.

                             Iterated Systems, Inc.
                      Consolidated Statements of Cash Flows

                                                                           Year ended December 31
                                                              1995                  1996                  1997
                                                      ------------------------------------------------------------------
Operating activities
Net loss                                                   $   (508,863)        $ (1,606,470)        $ (6,329,049)
Adjustments to reconcile net loss to net cash
   provided by (used in) operating activities:
     Depreciation and amortization                              822,204            1,285,317            1,468,109
     (Gain) loss on sales of property and equipment              (4,094)                 832                 (180)
     Compensatory stock options                                 287,233              278,316              104,805
     Foreign currency transaction (gain) loss                    13,111               10,652               (2,986)
     Changes in operating assets and liabilities:
       Accounts receivable                                      199,896             (143,249)            (100,761)
       Receivables from employees                              (327,348)             311,744               16,200
       Inventory                                               (231,022)             249,480               15,789
       Prepaid expenses and other                              (350,361)            (125,879)             240,418
       Accounts payable                                          62,433              (57,162)            (102,219)
       Accrued expenses                                         414,324             (338,959)            (234,842)
       Deferred revenue                                       4,510,384           (2,557,433)          (2,552,000)
       Other liabilities                                        152,693              (34,572)             (34,572)
                                                      ------------------------------------------------------------------
Net cash provided by (used in) operating activities           5,040,590           (2,727,383)          (7,511,288)

Investing activities
Purchases of property and equipment                          (2,443,883)          (1,158,042)            (445,971)
Proceeds from sale of property and equipment                     20,881               15,797                  400
Purchases of short-term investments                                  --                   --           (9,999,420)
                                                      ------------------------------------------------------------------
Net cash used in investing activities                        (2,423,002)          (1,142,245)         (10,444,991)

Financing activities
Proceeds from note payable to stockholder                            --                   --            3,000,000
Proceeds from note payable to bank                              415,461                   --                   --
Payments on note payable to bank                                (57,703)            (138,487)            (138,487)
Proceeds from capital leases                                    343,513               12,500                   --
Principal payments on capital lease obligations                (105,792)            (138,191)            (160,710)
Proceeds on initial public offering of common stock                  --                   --           18,579,146
Issuance of common stock                                         34,561            2,003,291              158,659
                                                      ------------------------------------------------------------------
Net cash provided by financing activities                       630,040            1,739,113           21,438,608

Effect of exchange rate fluctuation on cash                        (255)                 416                  120
                                                      ------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents              3,247,373           (2,130,099)           3,482,449
Cash and cash equivalents at beginning of year                3,033,560            6,280,933            4,150,834
                                                      ------------------------------------------------------------------
Cash and cash equivalents at end of year                   $  6,280,933         $  4,150,834         $  7,633,283
                                                      ==================================================================
Non-cash items
Conversion of proceeds on note payable to
   stockholder to common stock                             $         --         $         --         $  3,000,000
                                                      ==================================================================

See accompanying notes.

                             Iterated Systems, Inc.
                   Notes to Consolidated Financial Statements
                                December 31, 1997

1. Description of Business and Summary of Significant Accounting Policies

Description of Business
Iterated Systems, Inc. (the "Company") develops and markets patented digital image science technology based upon its emerging Imaging Systems Architecture
(ISA), to original equipment manufacturers (OEM's) needing innovative, high performance solutions that improve customer satisfaction while making workflows faster and more efficient.

Iterated's patented technologies are based upon the Company's research and development expertise in digital image science and fractal-based mathematics that have evolved over more than ten years in the digital image business. The industry in which the Company operates is subject to rapid technological change.

Initial Public Offering
In September 1997 the Company sold 2,040,000 shares of common stock in an initial public offering at $10.00 per share on the Oslo Stock Exchange in Norway.

The Company has not registered any securities with the United States ("U.S.") Securities and Exchange Commission. Securities of the Company may not be offered for sale or sold in the U.S., or to or for the account or benefit of any "U.S. person" unless the securities are registered or an exemption from the registration requirements is available.

Stock Split
On September 2, 1997: (a) the Company's Board of Directors agreed to effect a 100 for 1 stock split in the form of a stock dividend and to increase the number of authorized shares of common stock from 10,000,000 shares to 20,000,000 shares, effective September 3, 1997; and (b) the Company's shareholders approved such Board actions. All share and per share amounts have been adjusted in the accompanying consolidated financial statements to reflect such stock split.

Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its wholly-owned United Kingdom subsidiary, Iterated Systems, Limited ("ISL"). Significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Short-Term Investments
The Company's short-term investments are classified as held-to-maturity and are stated at cost. These investments mature within one year and the carrying amount reported in the balance sheets for these investments approximates their fair value.

Inventories
Inventories are stated at the lower of cost or market. Cost is determined by using the first-in, first-out method. Market is defined as net realizable value.

Property and Equipment
Property and equipment are stated at cost. Depreciation and amortization expense is calculated over the estimated useful lives of the related assets (three to seven years) using the straight line method for financial reporting purposes. Amortization of assets recorded under capital leases is included with depreciation and amortization expense.

Software Revenue Recognition
In October 1997 the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 97-2 ("SOP 97-2") to clarify guidance on applying generally accepted accounting principles to software transactions and to provide guidance on when revenue should be recognized and in what amounts for licensing, selling, leasing, or otherwise marketing computer software. The Company adopted SOP 97-2 during 1997. Such adoption had no effect on the Company's methods of recognizing revenue.

Development fees and contract revenues are recognized based on the Company's estimate of the percentage of completion using actual costs incurred as a percentage of expected total costs of individual development agreements or contracts. Exclusive license fees are recognized over the exclusivity period, if applicable.

Revenues from the sale of hardware and packaged software products are recognized upon the shipment of the products to the customers.

The Company's revenues are derived from a variety of customers including a large telecommunications company. The telecommunications company (see Note 7) accounted for 89%, 81% and 75% of the Company's revenues during 1995, 1996 and 1997, respectively. There were no amounts outstanding from this customer at December 31, 1997.

Advertising Costs
Advertising costs are expensed in the period incurred. Such costs amounted to $187,000, $299,000, and $132,000 during 1995, 1996 and 1997, respectively.

Research and Development and Patent Costs
Research and development expenditures which include patent application and issuance costs are expensed when incurred.

Income Taxes
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Such amounts are measured using enacted tax rates and laws that are expected to be in effect when the differences reverse.

Foreign Currency Translation
ISL considers the British pound to be its functional currency. The Company considers its functional currency to be the U.S. dollar. ISL's assets and liabilities are translated at year-end rates of exchange and its revenues and expenses are translated at the average rates of exchange during the year.

Gains and losses resulting from currency translation are accumulated as a separate component of shareholders' equity. Gains and losses resulting from foreign currency transactions are included in the determination of net loss.

Net Loss Per Share of Common Stock
In February 1997 the Financial Accounting Standards Board ("FASB") issued Statement No. 128 Earnings Per Share ("Statement 128") which establishes standards for computing and presenting earnings per share ("EPS") for entities with publicly held common stock or potential common stock. Statement 128 requires the presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures. The Company adopted Statement 128 in 1997 and, in accordance with the requirements thereof, restated its net loss per share for all prior periods. The effect of adoption was not material to the accompanying consolidated financial statements. Net loss per share of common stock is computed based on the weighted average number of shares outstanding during the year.

Accounting for the Impairment of Long-Lived Assets
In March 1995 the FASB issued Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of ("Statement 121"), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company adopted Statement 121 as of January 1, 1996. The effect of such adoption was not material to the accompanying consolidated financial statements.

Employee Stock Options

In October 1995 the FASB issued Statement No. 123, Accounting for Stock-Based Compensation ("Statement 123"). Under Statement 123, the Company may continue following previously existing accounting rules or adopt a new fair value method of valuing stock-based awards to employees. The Company elected to continue following the existing accounting rules under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), and related Interpretations in accounting for its employee stock options. The pro forma effect on the accompanying consolidated statements of operations of adopting Statement 123 is presented in Note 8.

Impact of Recently Issued Accounting Standards
In June 1997 the FASB issued Statement No. 130 Reporting Comprehensive Income ("Statement 130") which establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in financial statements. Statement 130 is effective for fiscal years beginning after December 15, 1997. The Company will adopt Statement 130 in 1998 and does not expect the effect of such adoption to be material to its consolidated financial statements.

In June 1997 the FASB also issued Statement No. 131 Disclosures about Segments of an Enterprise and Related Information ("Statement 131") which establishes standards for the way public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Statement 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. Statement 131 is effective for financial statements for periods beginning after December 15, 1997. The Company will adopt Statement 131 in 1998 and does not expect the effect of adoption to be material to its consolidated financial statements.

2. Financial Instruments
Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, short-term investments and trade accounts receivable.

The Company maintains cash and cash equivalents and certain other financial instruments with various financial institutions. Company policy is designed to limit exposure at any one institution. Certain investments are in excess of Federal Deposit Insurance Corporation ("FDIC") guaranteed amounts. The Company performs periodic evaluations of the relative credit standing of those financial institutions which are considered in the Company's investment strategy.

The carrying amounts reported in the balance sheet for cash and cash equivalents, short-term investments, accounts receivable, accounts payable and notes payable approximate their estimated fair values.

3. Inventory
During 1995 the Company upgraded certain of its software products. The upgraded software operates in such a way that, when used in conjunction with recently available personal computer central processors and operating systems, the Company's older hardware products are unnecessary for fully functional operation. Accordingly, during 1995, the Company recorded reserves totaling $380,000 to reduce the carrying value of certain inventory items and to reflect inventory purchase commitments in excess of net realizable value. The Company reserved an additional $238,000 during 1996. Inventory and reserves associated with the Company's older hardware products were written off during 1997.

4. Long-Term Debt and Credit Facility Long-term debt consists of the following:

                                                        December 31
                                                    1996            1997
                                                 -------------------------------

     Note payable to a bank through July 1998
       at approximately $12,000 per month,
       plus interest at prime (8.5% at December
       31, 1997); secured by certain computer
       equipment                                    $ 219,000        $ 81,000
     Less current portion                            (138,000)        (81,000)
                                                 -------------------------------
                                                   $   81,000     $         -
                                                 ===============================

On May 31, 1996 the Company entered into a Bridge Financing Credit Facility (the "Agreement") with one of its shareholders (the "Lender"). The Agreement was amended on June 30, 1997, and the borrowing term, public offering provisions and conversion date were extended to June 30, 1998 (previously May 31, 1997). The Credit Facility allows the Company to borrow up to $6,000,000 ($3,000,000 at December 31, 1997) at prime plus 1% (9.5% at December 31, 1997) from the Lender until June 30, 1998 without collateral. In addition, the Lender received a warrant to purchase 100,000 shares of the Company's common stock at $10 per share. The warrant expires on May 31, 1999. Company borrowings under the Credit Facility do not have to be repaid prior to the due date unless there is a public offering of the Company's stock prior to June 30, 1998. In such event, the Lender has an option to convert such borrowings into shares of the Company's common stock at $10 per share in lieu of accepting the Company's repayment. If borrowings are outstanding at June 30, 1998 and there has not been a public offering of the Company's common stock, such borrowings convert to a three-year term note. At the time of conversion to a three-year term note, the Lender is entitled to secure the note with collateral to be negotiated at that time. After conversion to a term note, the Lender may at any time covert the unpaid balance into shares of the Company's common stock at $9 per share.

On June 9, 1997, the Company borrowed $3,000,000 under the Agreement. On October 31, 1997, the Lender exercised the option to convert those borrowings into 300,000 shares of the Company's common stock at $10 per share. The Company paid the Lender $112,000 in interest on the outstanding borrowings during 1997 and $32,000 and $26,000 for commitment fees on amounts not borrowed during 1996 and 1997, respectively.

5. Capitalized Lease Obligations
Property and equipment includes the following amounts for leases that have been capitalized:

                                                         December 31
                                                    1996              1997
                                                --------------------------------

Telephone equipment                              $    108,000      $    108,000
Computer equipment                                    340,000           340,000
                                                --------------------------------
                                                      448,000           448,000
Less accumulated amortization                        (277,000)         (426,000)
                                                --------------------------------
                                                 $    171,000      $     22,000
                                                ================================

Amortization of leased assets is included in depreciation and amortization expense. The telephone equipment provides for a bargain purchase option at the end of the lease (May, 1998), while the computer equipment lease provides for a series of one month extensions at the end of the current term (January, 1998).

Future minimum lease payments under capital leases consist of the following at December 31, 1997:

1998                                                               $  42,000
1999                                                                   5,000
                                                              -----------------
Total minimum lease payments                                          47,000
Less amounts representing interest                                    (3,000)
                                                              -----------------
Present value of net minimum lease payments                           44,000
Less current portion                                                 (39,000)
                                                              -----------------
                                                                   $   5,000
                                                              =================

6. Operating Leases
The Company leases certain office equipment and office space under noncancellable agreements. The office equipment lease provides for an extension of the lease term at fair rental value or a purchase option at fair market value. The office space lease provides for a five year extension with rent escalation clauses linked to the Consumer Price Index. Rent expense under all operating leases approximated $755,000, $727,000 and $695,000 during 1995, 1996, and 1997, respectively.

During 1995 the Company relocated its principal offices and subleased its former office space to new tenants. The 1995 rent expense included $172,000 to cover the remaining lease obligation of such former office space, net of expected sublease and related income of $359,000, through November 30, 1996.

Future minimum lease payments under noncancellable operating leases, with initial lease terms of at least one year at the time of inception, are as follows at December 31, 1997:

        1998                                                    $  714,000
        1999                                                       707,000
        2000                                                       395,000
        2001                                                        89,000
        2002 and after                                             934,000
                                                          ------------------
                                                                $2,839,000
                                                          ==================


7. Significant Contracts
In 1994 the Company entered into a Development and License Agreement (the "Agreement") with a major international telecommunications company (the "Licensee") to provide for further development of certain advanced compression technology for use in telecommunications applications. The Licensee supplied significant funding for development and had certain exclusive rights until September 1997 for specified modules in telecommunications markets. The Agreement provided for the Company and the Licensee to share in revenues generated by the sale of such telecommunications modules. The Agreement gives the Licensee certain rights to continue exclusive licensing of specific technology components in telecommunications markets after September 1997. Some of these rights require payment of additional exclusivity licensing fees while others do not. During 1995, 1996, and 1997 the Company recognized $10,975,000, $10,873,000, and $5,752,000, respectively, in development fee revenues and $1,800,000, $1,800,000, and $1,350,000, respectively, in exclusive license fee revenues under the contract. Except for certain provisions, notably with respect to the continuing licensing of specific technology components referred to above, the Agreement expired in September 1997.

The Licensee and the Company have engaged in discussions which resulted in differing interpretations of various material provisions of the Agreement. If the parties are not successful in resolving these matters, then issues regarding the Agreement could result in an arbitration proceeding between the Licensee and the Company. In the opinion of management, the most likely resolution of these matters will not have a material adverse effect on the Company's consolidated financial position.

8. Stock Option Plans
In 1992 the Company approved a stock option plan and reserved 450,000 shares of common stock for future issuance. This plan was amended by the 1994 Amended and Restated Stock Option Plan (the "Plan") and the number of shares issuable under the Plan was increased to 1,750,000. During 1995, 1996 and 1997, the number of shares issuable under the Plan was further increased to 2,000,000, 2,200,000, and 2,400,000, respectively. Options may be granted only to employees of the Company. The options may be issued as incentive or nonqualified stock options. The terms and conditions of options granted under the Plan, including the number of shares, the exercise price and the time at which such options become exercisable are determined by the Board of Directors. The terms of options granted under the Plan may not exceed 10 years.

The Company granted options as to 515,000, 311,000 and 553,100 shares under the Plan at exercise prices ranging from $6 to $8 during 1995, $10 during 1996, and ranging from $7.40 to $10 during 1997. Options as to 707,700 shares granted in 1994 resulted in $257,000, $248,000 and $80,000 of compensation expense during 1995, 1996 and 1997, respectively. This expense relates to the aggregate difference between the estimated fair market values of the shares at the date of the grant and the exercise prices which is being expensed over the vesting period.

Options as to 398,025 shares are available for future grants under the Plan at December 31, 1997.

During 1994 the Company adopted a Directors Stock Option Plan and reserved 180,000 shares for awards to non-employee directors joining the Board during or after November 1994. Such options are intended to take the place of cash compensation to such directors. Options granted under this plan vest over a three-year period. The Company granted options as to 25,000 and 15,000 shares at exercise prices of $6 and $10 in 1995 and 1996, respectively. Grants issued under the plan resulted in $30,000, $30,000 and $25,000 of compensation expense during 1995, 1996 and 1997, respectively, which relates to the aggregate difference between the estimated fair market values of the shares at the dates of grant and the exercise prices which is being expensed over the vesting period.

A summary of stock option activity under both of the above-described plans follows:

                                                  Number        Price      Weighted -
                                                of Shares     Per Share   Average Price
                                              -------------------------------------------
Outstanding options at January 1, 1995          1,435,100   $.32 - $6         $5.04
   Options granted                                540,500      6 -  8          7.11
   Options exercised                               (8,500)   .32 -  6           .39
   Options canceled                              (119,200)   .32 -  6          5.22
                                              -----------
Outstanding options at December 31, 1995        1,847,900    .32 -  8          5.66

   Options granted                                326,000          10            10
   Options exercised                               (5,200)   .32 -  6           .82
   Options canceled                               (39,500)     6 - 10             8
                                              -----------
Outstanding options at December 31, 1996        2,129,200    .32 - 10          6.29

   Options granted                                553,100   7.40 - 10          9.42
   Options exercised                              (44,825)   .32 -  8          2.96
   Options canceled                              (634,725)   .32 - 10          7.79
                                              -----------
Outstanding options at December 31, 1997        2,002,750    .32 - 10          6.76
                                              ===========

Exercisable options at December 31, 1997        1,298,317    .32 - 10          5.43
                                              ===========

The following table summarizes information concerning outstanding and exercisable options at December 31, 1996:


Options Outstanding                                                     Options Exercisable
-------------------------------------------------------------------     --------------------------------

                                      Weighted           Weighted                            Weighted
                                       Average            Average                             Average
  Exercise         Number             Remaining          Exercise           Number           Exercise
   Prices       Outstanding        Contractual Life       Price           Exercisable         Price
------------------------------     ----------------     ------------    ----------------    ------------
   $ .32             51,000                 6           $     .32             51,000        $     .32
    4.50             60,000                 3                4.50             40,000             4.50
    4.83            707,700                 7                4.83            487,000             4.83
       6            720,000                 6                   6            420,400                6
       8            267,500                 9                   8             67,400                8
      10            323,000                10                   -                  -                -
               ---------------                                          ----------------
                  2,129,200                 8                6.29          1,065,800             5.27
               ===============                                          ================

The following table summarizes information concerning outstanding and exercisable options at December 31, 1997:


Options Outstanding                                                    Options Exercisable
-------------------------------------------------------------------    ---------------------------------

                                     Weighted           Weighted                             Weighted
                                     Average             Average                             Average
  Exercise        Number            Remaining           Exercise           Number            Exercise
   Prices       Outstanding      Contractual Life         Price          Exercisable          Price
-----------------------------    -----------------     ------------    ----------------    -------------
   $ .32             11,900               5            $     .32             11,900        $    .32
    4.50             60,000               2                 4.50             60,000            4.50
    4.83            689,400               6                 4.83            689,400            4.83
       6            467,600               5                    6            445,934               6
    7.40            124,100              10                    -                  -               -
       8            148,750               8                    8             71,000               8
      10            501,000               9                   10             20,083              10
               --------------                                          ----------------
                  2,002,750               7                 6.76          1,298,317            5.43
               ==============                                          ================

The Company has elected to follow APB 25 and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under Statement 123 requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, when the exercise price of the Company's stock options equals or exceeds the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income is required by Statement 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method. The fair values for these options were estimated at the dates of grant using the minimum value method prior to the Company's Initial Public Offering in September 1997 and the Black-Scholes method thereafter, with the following weighted-average assumptions for 1995, 1996 and 1997; risk-free interest rates of 6.40%, 6.36% and 6.20%, respectively; no dividend yield; volatility of .01 prior to the effective date of the Company's Initial Public Offering in September 1997 and .421, thereafter; and a weighted-average expected life of the options of 5 years.

For purposes of pro forma disclosures, the estimated fair values of the options are amortized to expense over the options' vesting periods. The Company's pro forma information, assuming Statement 123 had been adopted, is as follows:

                                                        Year ended December 31
                                            1995                1996                  1997
                                     ------------------- -------------------- ---------------------
Pro forma net loss                   $     (638,000)     $   (1,866,000)      $     (6,755,000)
Pro forma basic and diluted net
   loss per share of common stock              (.06)               (.18)                  (.60)

The weighted-average fair values of options granted for the years ended December 31, 1995 and 1996 and 1997 were $2.14, $2.52 and $2.90, respectively. Since
Statement 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until 1999.

9. Segment Information
The net assets of the foreign operations exclude intercompany accounts payable to the Company (for which settlement is not planned or anticipated in the foreseeable future).

                                             Year ended December 31
                                  1995              1996               1997
                           -----------------------------------------------------
Operating revenue
   United States              $13,783,000        $15,462,000        $ 9,425,000
   United Kingdom                 647,000             96,000             46,000
                           -----------------------------------------------------
Total                         $14,430,000        $15,558,000        $ 9,471,000
                           =====================================================
Net loss
   United States              $    28,000        $   973,000        $ 5,511,000
   United Kingdom                 481,000            633,000            818,000
                           -----------------------------------------------------
Total                         $   509,000        $ 1,606,000        $ 6,329,000
                           =====================================================
Identifiable assets, net
   United States              $ 2,427,000        $ 3,144,000        $18,550,000
   United Kingdom                  87,000             67,000            166,000
                           -----------------------------------------------------
Total                         $ 2,514,000        $ 3,211,000        $18,716,000
                           =====================================================

10. Significant Employment Agreements
In 1994 the Company entered into employment agreements with its two co-founders, who each serve as Executive Vice Presidents. The agreements provide for: (a) a grant of stock options; (b) ongoing annual base salaries; (c) salary continuation rights in the event of employment termination under certain circumstances; and (d) possible performance-based cash bonuses each year through 1996. Total charges to expense for cash bonuses under these two agreements amounted to $330,000 in 1995. No such amounts were charged to expense in 1996 or 1997. Prior to the issuance of the 1995 consolidated financial statements, each Executive Vice President agreed to a future reduction in annual base salary, which became effective upon the Company's completion of an Initial Public Offering of common stock in September 1997.

In 1994 the Company also entered into an employment agreement with the President/Chief Executive Officer. This agreement included a grant of options as to 724,300 shares of common stock at exercise prices ranging from $4.83 to $6 per share. Options as to 137,500 of the shares were to vest on the earlier of eight years from date of grant or the successful completion of certain performance-based criteria during the three year period following the date of grant. The remaining options vested over a period of three years from the date of grant. Compensation expense related to these options aggregated $257,000, $248,000 and $80,000 during 1995, 1996 and 1997, respectively (see Note 8). The President/CEO was also entitled to receive a specified bonus in the event of a change in control of the Company and retain salary continuation rights in the event of employment termination under certain circumstances.

In December 1997, the Company restated the employment agreement with the President/Chief Executive Officer. The restated agreement acknowledges his request to relinquish the President/Chief Executive Officer titles and to become the Vice-Chairman of the Company's Board of Directors together with: a) a reduction of base salary to reflect his advisory role; b) an additional grant of 124,100 stock options; c) and a performance-based cash bonus in the amount of $150,000 which was paid in 1997. The restated agreement also provides for the immediate vesting of options as to 706,000 shares of common stock previously granted and the forfeiture of options as to 218,300 shares of common stock previously granted.

11. Income Taxes
The Company and ISL file income tax returns in the United States and the United Kingdom, respectively.

At December 31, 1996 and December 31, 1997 the Company has net operating loss carryforwards in the United States of $3,120,000 and $11,941,000, respectively, which begin expiring in 2007. In addition, at December 31, 1996 and December 31, 1997 the Company has $720,000 and $920,000, respectively, of research and development credits available for offset against future United States income taxes which expire in 2007 through 2011. The utilization of net operating loss carryforwards to offset future taxable income may be limited due to any future changes in ownership of the Company.

At December 31, 1996 and December 31, 1997 ISL has net operating loss carryforwards in the United Kingdom of (Pounds)1,011,000 ($1,592,000) and (Pounds)1,600,000 ($2,633,000), respectively, which are available for offset against future United Kingdom taxable income.

For financial reporting purposes, a valuation allowance has been recognized to reduce the net deferred tax assets to zero due to uncertainties with respect to the Company's ability to generate taxable income in the future sufficient to realize the benefit of such deferred income tax assets.


The Company's deferred income tax liabilities and assets are as follows:

                                                              December 31
                                                         1996              1997
                                                   ------------------------------------
Deferred income tax liabilities:
   Tax over book depreciation                          $     77,000      $          -
   Prepaid insurance                                         13,000            19,000
                                                   ------------------------------------
Total deferred income tax liabilities                        90,000            19,000
Deferred income tax assets:
   Book over tax depreciation                                     -           158,000
   Research and development credits                         720,000           920,000
   Allowance for bad debts                                   22,000             3,000
   Inventory reserve                                        220,000                 -
   Net operating loss carryforwards-U.S.                  1,186,000         4,538,000
   Net operating loss carryforwards-U.K.                    525,000           869,000
   Compensatory stock options                               335,000           266,000
   Deferred revenue                                       1,345,000             2,000
   Alternative minimum tax credit                           115,000           115,000
   Bonuses                                                        -            10,000
                                                   ------------------------------------
Total deferred income tax assets                          4,468,000         6,881,000
Valuation allowance for deferred income tax assets        4,378,000         6,862,000
                                                   ------------------------------------
Net deferred income tax assets                               90,000            19,000
                                                   ------------------------------------
Net deferred income taxes                              $          -      $          -
                                                   ====================================

12. Retirement Plan
The Company maintains a defined contribution plan (the "401(k) Plan") covering all employees. The Company makes matching contributions equal to 50% of eligible employees' contributions, up to 4% of the employees' compensation. The Company expensed $90,000, $102,000, and $102,000 during 1995, 1996 and 1997, respectively, related to this plan.

13. Litigation
The Company is involved in certain litigation arising in the ordinary course of business. In the opinion of management, the ultimate resolution of these matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.

14. Equity Investment
During 1996 an international general trading company and certain of its associated companies made an equity investment in the Company. The total investment amounted to approximately $2,000,000 in exchange for which the Company issued 200,000 shares of the Company's common stock.

15. Year 2000 Date Conversion (Unaudited)
The Company recognizes the need to ensure its operations will not be adversely impacted by year 2000 software failures. The Company intends to take the actions necessary to ensure that systems and applications will recognize and process the year 2000 and beyond. The Company does not expect the cost of year 2000 compliance to be material to its consolidated financial statements.

Share Market Value (unaudited)
The company's shares of common stock have been traded on the Norwegian Stock Exchange under the symbol ITR since October 1,1997. Prior to that time the shares were not traded on any public market or exchange.

      Quarter Ended December 31, 1997          Quarter Ended March 31, 1998
                High $13.92                             High $9.23
                Low    6.86                             Low   5.98

The Company has not registered any securities with the United States Securities and Exchange Commission under the Securities Act of 1933, as amended. Securities of the Company may not be offered for sale or sold in the U.S., or to or for the account or benefit of any "U.S. person" (as defined in the Securities Act), unless the securities are registered under the Securities Act or an exemption from such registration requirements is available.

                                  SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           ITERATED SYSTEMS, INC.


                                           By:   /s/ John C. Bacon
                                              ----------------------------------
                                                    John C. Bacon
                                                    President and
                                                    Chief Executive Officer